UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	First quarter 2017 earnings release of Grupo Financiero Santander México, S.A.B. de C.V.
2.	First quarter 2017 earnings presentation of Grupo Financiero Santander México, S.A.B. de C.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: April 28, 2017

Item 1

Santander

1Q. 2017
Earnings Release

Santander

SANMEX

BSMX LISTED NYSE

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 1Q17 Consolidated Results

III.	Analysis of 1Q17 Consolidated Results

IV.	Relevant Events & Representative Activities and Transactions

V.	Awards & Recognitions

VI.	Sustainability and Social Responsibility

VII.	Credit Ratings

VIII.	1Q17 Earnings Call Dial-In Information

IX.	Analysts Coverage

X.	Definition of Ratios

XI.	Financial Statements

XII.	Notes to the Financial Statements

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Grupo Financiero Santander México Reports First Quarter 2017 Net Income of Ps.4,520 Million

-  Profitable growth strategy drives 27.7% YoY increase in net income

-  Loan growth underpinned by increases in mid-market, SMEs and consumer segments

-  Improving profiability and efficiency ratios

-  Maintaining focus on asset quality

Mexico City – April 28, 2017, Grupo Financiero Santander México, S.A.B. de C.V., (NYSE: BSMX; BMV: SANMEX), (“Santander México”), one of the leading financial groups in Mexico, today announced financial results for the three-month period ending March 31, 2017.

Santander México reported net income for 1Q17 of Ps.4,520 million, representing a YoY increase of 27.7% and a QoQ decrease of 0.5%.

HIGHLIGHTS
Income Statement Data	1Q17	4Q16	1Q16	% YoY	% QoQ
Net interest income	13,434	12,950	11,700	14.8	3.7
Fee and commission, net	3,926	3,917	3,609	8.8	0.2
Core revenues	17,360	16,867	15,309	13.4	2.9
Provisions for loan losses	5,134	4,768	4,709	9.0	7.7
Administrative and promotional expenses	7,481	7,283	6,889	8.6	2.7
Net income	4,520	4,542	3,539	27.7	(0.5)
Net income per share[1]	0.67	2.32	0.52	28.8	(71.1)

Balance Sheet Data	1Q17	4Q16	1Q16	% YoY	% QoQ
Total assets	1,268,528	1,374,079	1,233,013	2.9	(7.7)
Total loans	584,711	591,428	543,252	7.6	(1.1)
Deposits	594,270	593,485	518,832	14.5	0.1
Shareholders´s equity	114,709	109,338	117,317	(2.2)	4.9

Key Ratios	1Q17	4Q16	1Q16	bps YoY	bps QoQ
Net interest margin	5.27%	5.12%	4.86%	41.5	15.6
Net loans to deposits ratio	95.0%	96.3%	101.0%	(600.3)	(125.5)
ROAE	16.1%	16.3%	12.3%	387.6	(16.3)
ROAA	1.4%	1.4%	1.2%	19.7	(5.2)
Efficiency ratio	40.6%	40.4%	42.4%	(180.4)	24.9
Capital ratio	16.7%	15.7%	15.4%	132.0	99.0
NPLs ratio	2.38%	2.48%	2.97%	(59.0)	(9.9)
Cost of Risk	3.5%	3.3%	3.5%	3.9	14.4
Coverage ratio	142.8%	135.6%	117.6%	2,518.9	716.6

Operating Data	1Q17	4Q16	1Q16	% YoY	% QoQ
Branches and Offices[2]	1,391	1,389	1,386	0.4	0.1
ATMs	6,871	6,825	6,040	13.8	0.7
Customers	13,918,571	13,553,013	12,746,179	9.2	2.7
Employees	16,927	16,976	17,203	(1.6)	(0.3)
1) Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted shares.
2) As of 1Q17 includes: 1,076 branches (including 121 branches with Select service) + 18 SME offices + 7 SME branches + 131 cash desks (including 1 cash desk with Select service) + 13 Select offices + 43 Select units + 58 Select boxes + 20 Select corner + 25 brokerage house branches

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Héctor Grisi, Grupo Financiero Santander México’s Executive President and CEO, commented: “We started the year in a strong position, demonstrating our ability to deliver consistent profitability, even as the macro backdrop remains uncertain.

We remain focused on becoming a truly client-centric bank, and are proud of our sound asset quality and profitability across the board. As ever, we are committed to boosting productivity by prioritizing innovation, investment, and scaling operating efficiencies.

We posted robust NII, up 15% year-on-year, despite more muted volume growth consistent with our focus on profitability along with stiff competition. Our initiatives to offer an attractive value proposition for Individuals and SMEs through innovative products and a client centric approach are driving strong deposit growth.

The Santander Plus program continues to gain traction, reaching more than 1.5 million customers, 52% of which are new. Similarly, the Santander-Aeroméxico co-branded card is showing robust performance, reaching 500,000 customers, of which 34% are new to the bank. Overall, the number of net new clients has grown over 170% since May 2016, reflecting a combination of new clients, but most importantly lower attrition. Loyal and digital clients have grown 21% and 61%, respectively. In addition, we continue to launch innovative products and upgrade our transaction and operational model to enhance the customer journey and sharpen our competitive position.

Our disciplined approach to asset quality is paying off, with our non-performing loan ratio falling to 2.38% in the quarter – a 50 bps YoY improvement consistent with our risk appetite.

Overall, we reported a solid bottom line with net income up a 28% YoY to 4.5 billion pesos, and ROAE up 380 basis points to 16.1%. This performance underscores the resilience of Santander México’s business against a volatile global backdrop, as we execute our strategic initiatives and focus on risk-weighted asset returns and efficiency. Looking forward, we are committed to ongoing investment to drive innovation and strengthen our business, maintaining a strong focus on profitability and efficiency.“

4

SUMMARY OF FIRST QUARTER 2017 CONSOLIDATED RESULTS

Income statement
Millions of Mexican pesos				% Variation				% Variation
	1Q17	4Q16	1Q16	QoQ	YoY	3M17	3M16	17/16
Net interest income	13,434	12,950	11,700	3.7	14.8	13,434	11,700	14.8
Provisions for loan losses	(5,134)	(4,768)	(4,709)	7.7	9.0	(5,134)	(4,709)	9.0
Net interest income after provisions for loan losses	8,300	8,182	6,991	1.4	18.7	8,300	6,991	18.7
Commission and fee income, net	3,926	3,917	3,609	0.2	8.8	3,926	3,609	8.8
Net gain (loss) on financial assets and liabilities	1,040	1,109	695	(6.2)	49.6	1,040	695	49.6
Other operating income	19	66	236	(71.2)	(91.9)	19	236	(91.9)
Administrative and promotional expenses	(7,481)	(7,283)	(6,889)	2.7	8.6	(7,481)	(6,889)	8.6
Operating income	5,804	5,991	4,642	(3.1)	25.0	5,804	4,642	25.5
Equity in results of associated companies	0	0	0	0.0	0.0	0	0	0.0
Operating income before income taxes	5,804	5,991	4,642	(3.1)	25.0	5,804	4,642	25.0
Income taxes (net)	(1,284)	(1,450)	(1,102)	(11.4)	16.5	(1,284)	(1,102)	16.5
Income from continuing operations	4,520	4,541	3,540	(0.5)	27.7	4,520	3,540	27.7
Non-controlling interest	0	1	(1)	(100.0)	(100.0)	0	(1)	(100.0)
Net income	4,520	4,542	3,539	(0.5)	27.7	4,520	3,539	27.7
Effective tax rate (%)	22.1	24.2	23.7			22.1	23.7

Net income

Santander México reported net income for 1Q17 of Ps.4,520 million, representing YoY increase of 27.7% and QoQ decrease of 0.5%.

1Q17 vs 1Q16

The 27.7% year-on-year growth in net income was principally driven by the following increases:

i)	a 14.8%, or Ps.1,734 million, in net interest income, mainly reflecting higher interest income from the loan portfolio as it captures the benefit from interest rates increases during the last four months of 2016;

5

ii)	a 49.6%, or Ps.345 million in net gains on financial assets and liabilities; and

iii)	an 8.8%, or Ps.317 million, in net commissions and fees, mainly resulting from financial advisory, collection services and debit and credit cards.

These contributions to net income were partially offset by:

i)	an 8.6%, or Ps.592 million, increase in administrative and promotional expenses, mainly due to higher personnel expenses and contributions to the bank savings protection system (IPAB), resulting from a higher deposit base and other funding sources;

ii)	a 9.0%, or Ps.425 million, increase in provisions for loan losses, mainly driven by loan volume growth and precautionary provisions related to a couple of corporate clients;

iii)	a 91.9%, or Ps.217 million, decrease in other operating income, mainly reflecting a loss from the sale of a mortgage portfolio which was partially offset by higher recoveries of previously written-off loans; and

iv)	a 16.5%, or Ps.182 million, increase in income taxes, that resulted in a 22.1% effective tax rate in the quarter compared to 23.7% in 1Q16.

Gross Operating Income

Santander México’s gross operating income for 1Q17 totaled Ps.18,400 million, representing YoY and QoQ increases of 15.0% and 2.4%, respectively, and is broken down as follows:

* Gross Operating Income does not include Other Income

Profit Before Taxes

Profit before taxes in 1Q17 amounted to Ps.5,804 million, reflecting a YoY increase of 25.0% and a QoQ decrease of 3.1%.

The 25.0% YoY increase in profit before taxes mainly reflects higher net interest income, trading gains and net commissions and fees, which were partially offset by higher expenses, provisions for loan losses and lower income from other operating income.

6

Return on Average Equity (ROAE)

ROAE for 1Q17 improved by 380 basis points to 16.1% from 12.3% in 1Q16 and down 20 basis points from 16.3% in 4Q16.

1 Quarterly ratio = Annualized net income (1Q17x4) divided by average equity (4Q16,1Q17)

Loan portfolio growth

Santander México’s total loan portfolio as of 1Q17 increased YoY by 7.6%, or Ps.41,459 million, to Ps.584,711 million, and fell 1.1%, or Ps.6,717 million, on a sequential basis.

In 1Q17, Santander México’s loan portfolio reflects a contraction in corporate and government loan growth as we maintained a strong focus on profitability. Individual loans in 1Q17 were also soft, due to stiffer competition.

7

Deposits and loans to deposit ratio

In 1Q17, deposits increased 14.5% YoY and 0.1% sequentially, representing 51.5% of Santander México’s total funding sources. This deposit base provides a stable cost of funding to support Santander México’s continued growth.

The net loan to deposit ratio stood at 95.0% in 1Q17, which compares with 101.0% in 1Q16 and 96.3% in 4Q16, providing Santander México with a comfortable funding position to leverage future growth opportunities.

In 1Q17, demand deposits represented 69.8% of total deposits compared with 70.3% in 1Q16.

1 Loans net of allowances divided by total deposits (Demand + Term)

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ANALYSIS OF FIRST QUARTER 2017 CONSOLIDATED RESULTS

(Amounts expressed in millions of pesos, except where otherwise stated)

Net interest income

Net interest income
Millions of Mexican pesos				% Variation				% Variation
	1Q17	4Q16	1Q16	QoQ	YoY	3M17	3M16	17/16
Interest on funds available	625	478	380	30.8	64.5	625	380	64.5
Interest on margin accounts	324	203	131	59.6	147.3	324	131	147.3
Interest and yield on securities	4,102	3,510	3,377	16.9	21.5	4,102	3,377	21.5
Interest and yield on loan portfolio – excluding credit cards	13,510	12,933	10,859	4.5	24.4	13,510	10,859	24.4
Interest and yield on loan portfolio related to credit card transactions	2,991	3,057	2,505	(2.2)	19.4	2,991	2,505	19.4

Commissions collected on loan originations	248	236	176	5.1	40.9	248	176	40.9
Interest and premium on sale and repurchase agreements and securities loans	922	920	479	0.2	92.5	922	479	92.5
Interest income	22,722	21,337	17,907	6.5	26.9	22,722	17,907	26.9

Daily average interest earnings assets*	1,019,046	1,012,339	963,261	0.7	5.8	1,019,046	963,261	5.8

Interest from customer deposits – demand deposits	(1,724)	(1,611)	(925)	7.0	86.4	(1,724)	(925)	86.4
Interest from customer deposits – time deposits	(2,298)	(1,864)	(1,212)	23.3	89.6	(2,298)	(1,212)	89.6
Interest from credit instruments issued	(653)	(600)	(454)	8.8	43.8	(653)	(454)	43.8
Interest on bank and other loans	(800)	(771)	(564)	3.8	41.8	(800)	(564)	41.8
Interest on subordinated capital notes	(411)	(418)	(417)	(1.7)	(1.4)	(411)	(417)	(1.4)
Interest and premium on sale and repurchase agreements and securities loans	(3,402)	(3,123)	(2,635)	8.9	29.1	(3,402)	(2,635)	29.1
Interest expense	(9,288)	(8,387)	(6,207)	10.7	49.6	(9,288)	(6,207)	49.6

Net interest income	13,434	12,950	11,700	3.7	14.8	13,434	11,700	14.8

*Includes funds available, margin accounts, investments in securities, loan portfolio and sale and repurchase agreements

Net interest income in 1Q17 increased YoY by 14.8%, or Ps.1,734 million, to Ps.13,434 million and QoQ by 3.7%, or Ps.484 million.

The 14.8% YoY increase in net interest income resulted from the combined effect of:

i)	A 26.9%, or Ps.4,815 million, increase in interest income, to Ps.22,722 million, due to increases of Ps.55,786 million, or 5.8%, in average interest-earning assets and a 157 basis point rise in the average interest income rate; and

ii)	A 49.6%, or Ps.3,081 million, increase in interest expense, to Ps.9,288 million, resulting from increases of Ps.91,273 million, or 10.7%, in interest-bearing liabilities and a 105 basis point rise in the average interest rate paid.

Results for the quarter show the benefit from interest rate increases that took place during the last four months of 2016, along with our profitable loan mix.

9

The net interest margin ratio (NIM) calculated with daily average interest-earning assets for 1Q17 stood at 5.27% which compares to 4.86% in 1Q16, and improved 15 bps from 5.12% in 4Q16 mainly reflecting higher interest rates and volume growth.

Interest Income

Santander México’s main source of recurring interest income comes from the loan portfolio, which in 1Q17 accounted for 73.7% of interest income and 57.2% of average interest earning assets. Interest income and average interest earning assets are comprised as follows:

The average interest rate on interest-earning assets for 1Q17 stood at 8.92%, increasing 157 basis points from 7.35% in 1Q16.

Interest income for 1Q17 increased by 26.9%, or Ps.4,815 million, to Ps.22,722 million. On a sequential basis, interest income rose by 6.5%, or Ps.1,385 million.

The 26.9% YoY rise in interest income mainly reflects increases of:

i)	23.7%, or Ps.3,209 million, in interest income from our total loan portfolio and commissions on loan origination, which resulted from the combined effect of a Ps.34,934 million, or 6.4%, increase in the average loan portfolio volume, and a 157 basis points increase in the average interest rate.

Higher average loan portfolio volume is explained by increases in most segments and products, as follows:

▪	6.1%, or Ps.20,617 million, in the commercial portfolio, mainly reflecting increases of Ps.19,998 million, or 15.4%, Ps.7,079 million, or 30.0% and Ps.5,969 million, or 9.9% in mid-market, institutions and SMEs, respectively. These increases were partly offset by a decrease in corporates of Ps.12,428 million, or 10.1%;

▪	5.6%, or Ps.6,749 million, in mortgages;

▪	9.0%, or Ps.3,992 million, in consumer loans; and

▪	7.6%, or Ps.3,577 million, in credit card loans.

Growth in the average loan portfolio volume was further supported by a 157 basis point increase in the average interest rate earned on this portfolio.

10

Variation in the average interest rate earned is broken down as follows:

▪	A 217 basis points increase in the commercial portfolio, from 6.08% in 1Q16 to 8.25% in 1Q17. This increase mainly resulted from our prioritization of returns on risk-weighted assets and increases in the reference rate.

▪	A 257 basis points increase in credit cards, from 20.99% to 23.56%;

▪	A 21 basis points increase in mortgages, from 9.83% to 10.04%; and

▪	A 45 basis points increase in consumer loans (excluding credit cards), from 24.15% to 24.60%.

ii)	21.5%, or Ps.725 million, in interest income from our investment in securities portfolio, due to a combined effect of a Ps.20,397 million, or 7.1%, decrease in average volume of this portfolio, together with a 149 basis points increase in the average interest rate earned;

iii)	92.5%, or Ps.443 million, in sale and repurchase agreement transactions, which resulted from a Ps.13,131 million, or 26.7%, increase in the average volume, together with a 206 basis points increase in the average interest rate earned;

iv)	64.5%, or Ps.245 million, in funds available, which resulted from the combined effect of a Ps.22,275 million, or 53.0%, increase in the average volume, together with a 31 basis points increase in the average interest rate earned; and

v)	147.3%, or Ps.193 million, in margin accounts, which resulted from a Ps.5,842 million, or 16.1%, increase in the average volume together with an 164 basis points increase in the average interest rate earned.

Interest Expense

Santander México’s main sources of funding are customer deposits and repurchase agreements. In 1Q17 these accounted for 43.3% and 36.6% of interest expense, respectively; and 60.8% and 24.1% of average interest liabilities, respectively. Santander México’s funding structure is broken down as follows:

Average liabilities = Interest-bearing liabilities

The average interest rate on interest-bearing liabilities increased 105 basis points to 3.94% in 1Q17.

Interest expense for 1Q17 increased 49.6%, or Ps.3,081 million, to Ps.9,288 million. On a sequential basis, interest expense increased by 10.7%, or Ps.901 million.

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The 49.6% YoY rise in interest expense mainly reflects increases of:

i)	89.6%, or Ps.1,086 million, on interest paid on term deposits, due to a Ps.48,008 million, or 28.2%, increase in the average volume together with a 140 basis point increase in the average interest rate paid;

ii)	86.4%, or Ps.799 million, on interest paid on demand deposits, which resulted from a 62 basis points increase in the average interest rate paid, and a Ps.78,374 million, or 28.4%, increase in the average volume;

iii)	29.1%, or Ps.767 million, in interest paid on sale and repurchase agreement transactions, which resulted from the combined effect of a Ps.45,314 million, or 16.6%, decrease in the average volume which was more than offset by a 217 basis points increase in the average interest rate paid;

iv)	41.8%, or Ps.236 million, in bank and other loans, mainly due to a Ps.1,908 million, or 2.9%, increase in the average volume, together with a 132 basis points increase in the average interest rate paid; and

v)	43.8%, or Ps.199 million, in credit instruments issued, which resulted from a Ps.5,329 million, or 12.7%, increase in the average volume of credit instruments issued together with a 124 basis points increase in the average interest rate paid. These increases continue to reflect the debt issuances that the bank executed during 2016 pursuing the strategy of increasing the duration of its funding through the issuance of mid and long term debt financing.

Commission and fee income, net

Commission and fee income, net
Millions of Mexican pesos				% Variation				% Variation
	1Q17	4Q16	1Q16	QoQ	YoY	3M17	3M16	17/16
Commission and fee income
Debit and credit card	1,607	1,656	1,359	(3.0)	18.2	1,607	1,359	18.2
Account management	249	257	206	(3.1)	20.9	249	206	20.9
Collection services	656	579	599	13.3	9.5	656	599	9.5
Investment funds	405	437	356	(7.3)	13.8	405	356	13.8
Insurance	1,042	1,030	1,055	1.2	(1.2)	1,042	1,055	(1.2)
Purchase-sale of securities and money market transactions	327	268	270	22.0	21.1	327	270	21.1
Checks trading	60	68	58	(11.8)	3.4	60	58	3.4
Foreign trade	284	304	247	(6.6)	15.0	284	247	15.0
Financial advisory services	330	446	221	(26.0)	49.3	330	221	49.3
Other	295	298	242	(1.0)	21.9	295	242	21.9
Total	5,255	5,343	4,613	(1.6)	13.9	5,255	4,613	13.9

Commission and fee expense
Debit and credit card	(796)	(909)	(599)	(12.4)	32.9	(796)	(599)	32.9
Investment funds	(1)	0	(2)	0.0	(50.0)	(1)	(2)	(50.0)
Insurance	(27)	(21)	(18)	28.6	50.0	(27)	(18)	50.0
Purchase-sale of securities and money market transactions	(64)	(102)	(47)	(37.3)	36.2	(64)	(47)	36.2
Checks trading	(6)	(9)	(5)	(33.3)	20.0	(6)	(5)	20.0
Foreign trade	(4)	(3)	0	33.3	0.0	(4)	0	0.0
Financial advisory services	(1)	(2)	(23)	(50.0)	(95.7)	(1)	(23)	(95.7)
Other	(430)	(380)	(310)	13.2	38.7	(430)	(310)	38.7

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Total	(1,329)	(1,426)	(1,004)	(6.8)	32.4	(1,329)	(1,004)	32.4

Commission and fee income, net
Debit and credit card	811	747	760	8.6	6.7	811	760	6.7
Account management	249	257	206	(3.1)	20.9	249	206	20.9
Collection services	656	579	599	13.3	9.5	656	599	9.5
Investment funds	404	437	354	(7.6)	14.1	404	354	14.1
Insurance	1,015	1,009	1,037	0.6	(2.1)	1,015	1,037	(2.1)
Purchase-sale of securities and money market transactions	263	166	223	58.4	17.9	263	223	17.9
Checks trading	54	59	53	(8.5)	1.9	54	53	1.9
Foreign trade	280	301	247	(7.0)	13.4	280	247	13.4
Financial advisory services	329	444	198	(25.9)	66.2	329	198	66.2
Other	(135)	(82)	(68)	64.6	98.5	(135)	(68)	98.5

Total	3,926	3,917	3,609	0.2	8.8	3,926	3,609	8.8

In 1Q17, net commission and fee income totaled Ps.3,926 million, increasing YoY by 8.8%, or Ps.317 million, and by 0.2%, or Ps.9 million QoQ.

The main contributor to net commissions and fees in the quarter was cash management1 fees, which accounted for 28.1% of the total, followed by insurance, debit and credit cards, which accounted for 25.9% and 20.7% of total commissions and fees, respectively.

Commission and fee income, net
Breakdown (%)
	1Q17	4Q16	1Q16	3M17	3M16
Debit and credit card	20.6	19.1	21.1	20.6	21.1
Account management	6.3	6.5	5.7	6.3	5.7
Collection services	16.7	14.8	16.6	16.7	16.6
Investment funds	10.3	11.2	9.8	10.3	9.8
Insurance	25.9	25.8	28.7	25.9	28.7
Purchase-sale of securities and money market transactions	6.7	4.2	6.2	6.7	6.2
Checks trading	1.4	1.5	1.5	1.4	1.5
Foreign trade	7.1	7.7	6.8	7.1	6.8
Financial advisory services	8.4	11.3	5.5	8.4	5.5
Other	(3.4)	(2.1)	(1.9)	(3.4)	(1.9)

Total	100.0	100.0	100.0	100.0	100.0

The 8.8% YoY increase in net commissions and fees in 1Q17 mainly resulted from the following increases:

i)	a 66.2%, or Ps.131 million, and 17.9%, or Ps.40 million, in financial advisory fees and purchase-sale of securities and money market transactions, respectively. Resulting from closing several transactions in the pipeline given attractive market conditions;

ii)	a 9.5%, or Ps.57 million, in collection and payments and 20.9%, or Ps.43 million in account management, both mainly resulting from Santander México’s continued focus on being an integral part of its clients’ liquidity management efforts, which led to increased transactional activity and client retention driven by our Santander Plus program;

iii)	a 6.7%, or Ps.51 million, increase in debit and credit cards fees. Credit card fees resumed growth this quarter, but still reflect issuance and reward costs from Aeroméxico co-branded card as well as the

1 Cash management fees include fees from: collections and payments, account management, checks, foreign trade and others

13

impact of peso depreciation, as some of our credit card fees are dollarized. Note however, that higher credit card usage resulted in an 18.2% increase in earned fees;

iv)	a 14.1%, or Ps.50 million, in investment funds; and

v)	a 13.4%, or Ps.33 million, in foreign trade fees mainly resulting from Santander México’s continued strong focus on growing the foreign trade business, leveraging its wide product offering, and strong presence in the international business as it advises companies on their foreign trade transactions, direct investments and leveraging platform improvements.

These positive contributions to net commissions and fees, were partly offset by a 2.1%, or Ps.22 million, in insurance fees, reflecting soft mortgage-related insurance tied to the slowdown in mortgage volumes offsetting the increase in the sale of life and car insurance products.

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Millions of Mexican pesos				% Variation				% Variation
	1Q17	4Q16	1Q16	QoQ	YoY	3M17	3M16	17/16
Valuation
Foreign Exchange	(1,786)	(141)	(41)	1,166.7	4,256.1	(1,786)	(41)	4,256.1
Derivatives	2,052	2,329	(179)	(11.9)	1,246.4	2,052	(179)	1,246.4
Shares	44	(43)	81	202.3	(45.7)	44	81	(45.7)
Debt instruments	(416)	13	636	(3,300.0)	(165.4)	(416)	636	(165.4)
Valuation result	(106)	2,158	497	(104.9)	(121.3)	(106)	497	(121.3)

Purchase / sale of securities
Foreign Exchange	1,413	304	165	364.8	756.4	1,413	165	756.4
Derivatives	(613)	(1,680)	(384)	(63.5)	59.6	(613)	(384)	59.6
Shares	30	(18)	68	266.7	(55.9)	30	68	(55.9)
Debt instruments	316	345	349	(8.4)	(9.5)	316	349	(9.5)
Purchase -sale result	1,146	(1,049)	198	(209.2)	478.8	1,146	198	478.8

Total	1,040	1,109	695	(6.2)	49.6	1,040	695	49.6

In 1Q17, Santander México reported a Ps.1,040 million net gain from financial assets and liabilities, which compares with gains of Ps.695 million in 1Q16 and Ps.1,109 million in 4Q16.

The Ps.1,040 million net gain from financial assets and liabilities in the quarter is mainly explained by:

i)	a Ps.1,146 million purchase-sale gain principally related to gains of Ps.1,413 million in foreign exchange instruments, Ps.316 million in debt instruments and Ps.30 million in share instruments. These positive results were partly offset by a Ps.613 million loss in purchase-sale of derivative instruments.

This net gain was partially offset by:

i)	a Ps.106 million valuation loss which resulted from losses of Ps.1,786 million and Ps.416 million in foreign exchange and debt instruments, respectively. These losses were partly offset by gains of Ps.2,052 million and Ps.44 million in the valuation result of derivative and shares instruments.

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Other operating income

Other operating income
Millions of Mexican pesos				% Variation				% Variation
	1Q17	4Q16	1Q16	QoQ	YoY	3M17	3M16	17/16

Recovery of previously written-off loans	756	863	574	(12.4)	31.7	756	574	31.7
Cancellation of liabilities and reserves	83	79	102	5.1	(18.6)	83	102	(18.6)
Interest on personnel loans	59	48	33	22.9	78.8	59	33	78.8
Allowance for losses on foreclosed assets	(20)	(31)	(20)	(35.5)	0.0	(20)	(20)	0.0
Profit from sale of foreclosed assets	25	78	44	(67.9)	(43.2)	25	44	(43.2)
Technical advisory services	3	3	3	0.0	0.0	3	3	0.0
Portfolio recovery legal expenses and costs	(298)	(308)	(342)	(3.2)	(12.9)	(298)	(342)	(12.9)
Write-offs and bankruptcies	(226)	(357)	(277)	(36.7)	(18.4)	(226)	(277)	(18.4)
Income from sale of loan portfolio	(339)	0	0	n.a.	n.a.	(339)	0	n.a.
Provision for legal and tax contingencies	(47)	(324)	(80)	(85.5)	(41.3)	(47)	(80)	(41.3)
IPAB ("Indemnity") provisions and payments	(3)	(3)	(2)	0.0	50.0	(3)	(2)	50.0
Others	26	18	201	44.4	(87.1)	26	201	(87.1)

Total	19	66	236	(71.2)	(91.9)	19	236	(91.9)

Other income in 1Q17 totaled Ps.19 million, down from Ps.236 million in 1Q16 and from Ps.66 million in 4Q16.

The Ps.217 million YoY decrease in other income was mainly driven by the recognition of a Ps.339 million loss in connection with the sale of a past due mortgage portfolio which was partially offset by higher recoveries of previously written-off loans of a Ps.182 million.

15

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, contributions to bank savings protection system (IPAB), rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Millions of Mexican pesos				% Variation				% Variation
	1Q17	4Q16	1Q16	QoQ	YoY	3M17	3M16	17/16
Salaries and employee benefits	3,321	3,075	3,135	8.0	5.9	3,321	3,135	5.9
Credit card operation	89	72	74	23.6	20.3	89	74	20.3
Professional fees	152	394	120	(61.4)	26.7	152	120	26.7
Leasehold	490	415	469	18.1	4.5	490	469	4.5
Promotional and advertising expenses	211	73	164	189.0	28.7	211	164	28.7
Taxes and duties	397	384	384	3.4	3.4	397	384	3.4
Technology services (IT)	667	797	630	(16.3)	5.9	667	630	5.9
Depreciation and amortization	583	481	547	21.2	6.6	583	547	6.6
Contributions to Instituto de protección al ahorro Bancario (IPAB)	733	713	613	2.8	19.6	733	613	19.6
Cash protection	208	187	173	11.2	20.2	208	173	20.2
Others	630	692	580	(9.0)	8.6	630	580	8.6

Total	7,481	7,283	6,889	2.7	8.6	7,481	6,889	8.6

Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Breakdown (%)
	1Q17	4Q16	1Q16	3M17	3M16
Salaries and employee benefits	44.5	42.2	45.5	44.5	45.5
Credit card operation	1.2	1.0	1.1	1.2	1.1
Professional fees	2.0	5.4	1.7	2.0	1.7
Leasehold	6.5	5.7	6.8	6.5	6.8
Promotional and advertising expenses	2.8	1.0	2.4	2.8	2.4
Taxes and duties	5.3	5.3	5.6	5.3	5.6
Technology services (IT)	8.9	10.9	9.1	8.9	9.1
Depreciation and amortization	7.8	6.6	7.9	7.8	7.9
Contributions to bank savings protection system (IPAB)	9.8	9.8	8.9	9.8	8.9
Cash protection	2.8	2.6	2.5	2.8	2.5
Others	8.4	9.5	8.5	8.4	8.5

Total	100.0	100.0	100.0	100.0	100.0

Administrative and promotional expenses in 1Q17 amounted to Ps.7,481 million which compares with Ps.6,889 million in 1Q16 and Ps.7,283 million in 4Q16, increasing 8.6% YoY and 2.7% QoQ.

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The 8.6% YoY rise in administrative and promotional expenses was mainly due to the following increases:

i)	5.9%, or Ps.186 million, in salaries and employee benefits;

ii)	19.6%, or Ps.120 million, in contributions to the bank savings protection system (IPAB) reflecting growth in funding sources;

iii)	a Ps.47 million, or 28.7% increase in promotional and advertising expenses, related to Santander Aeroméxico co-branded card and Santander Plus program;

iv)	5.9%, or Ps.37 million, and 6.6%, or Ps.36 million, in technology services and in depreciation and amortization, respectively, mainly reflecting Santander México’s investment to strengthen our business and drive innovation to better serve clients;

v)	26.7%, or Ps.32 million in professional fees, mainly related to IT consulting fees in connection with our ongoing technological upgrade; and

vi)	4.5%, or Ps.21 million, in leaseholds.

Excluding the deposit insurance fee, expenses for the quarter increased by 7.5% YoY.

Expenses continue to reflect cost management initiatives that translate into an optimized operating structure, mitigating costs resulting from the ongoing investment in strategic businesses.

The efficiency ratio for the quarter stood at 40.6%, decreasing by 180 basis points YoY and increasing by 20 basis points QoQ.

The recurrence ratio for 1Q17 was 56.9%, remaining unchanged from 1Q16 and 70 basis points lower than the 57.6% reported in 4Q16.

1) Quarterly ratio = Annualized opex (1Q17x4) divided by annualized income before opex (net of allowances) (1Q17x4)

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Income Taxes

In 1Q17 Santander México reported a tax expense of Ps.1,284 million compared to tax expenses of Ps.1,102 million in 1Q16 and Ps.1,450 million in 4Q16. The effective tax rate for the quarter was 22.1%, which compares to 23.7% reported in 1Q16 and 24.2% in 4Q16.

Contribution to net income by subsidiary

Reported net income in 1Q17 was Ps.4,520 million, representing an increase of 27.7% YoY and a decrease of 0.5% QoQ.

Casa de Bolsa Santander, the brokerage business, reported a net gain of Ps.57 million in 1Q17, compared with a net gain of Ps.61 million in 1Q16 and a net loss of Ps.26 million in 4Q16.

The Holding (Grupo Financiero) reported a net loss of Ps.12 million in 1Q17, compared with net losses of Ps.7 million in 1Q16 and Ps.29 million in 4Q16.

Earnings contribution by subsidiary
Millions of Mexican Pesos
				% Variation				% Variation
	1Q17	4Q16	1Q16	QoQ	YoY	3M17	3M16	17/16
Banking business 1/	4,475	4,597	3,485	(2.7)	28.4	4,475	3,485	28.4
Brokerage	57	(26)	61	319.2	(6.6)	57	61	(6.6)
Holding	(12)	(29)	(7)	(58.6)	71.4	(12)	(7)	71.4
Net income attributable to Grupo Financiero Santander México	4,520	4,542	3,539	(0.5)	27.7	4,520	3,539	27.7

1/Includes Sofomes

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LOAN PORTFOLIO AND ASSET QUALITY

Loan portfolio

The evolution of the loan portfolio continues to show solid growth, with segment diversification and increases across core businesses.

Portfolio Breakdown
Millions of Mexican pesos				% Variation
	1Q17	4Q16	1Q16	QoQ	YoY
Commercial	357,232	362,527	327,820	(1.5)	9.0
Middle- market	145,384	144,290	124,346	0.8	16.9
Corporates	79,234	80,788	70,655	(1.9)	12.1
SMEs	68,571	67,640	62,248	1.4	10.2
Government & Financial Entities	64,043	69,809	70,571	(8.3)	(9.3)

Individuals	227,479	228,901	215,432	(0.6)	5.6
Consumer	99,914	100,065	93,271	(0.2)	7.1
Credit Cards	50,845	51,537	48,062	(1.3)	5.8
Other Consumer	49,069	48,528	45,209	1.1	8.5
Mortgages	127,565	128,836	122,161	(1.0)	4.4
Total	584,711	591,428	543,252	(1.1)	7.6

The total loan portfolio rose by 7.6%, or Ps.41,459 million YoY, to Ps.584,711 million in 1Q17. On a sequential basis, the total loan portfolio decreased 1.1%, or Ps.6,717 million.

In 1Q17, Santander México’s loan portfolio reflects a contraction in corporate and government loan growth as we pursued our strategy of keeping a strong focus on profitability. Individual loans were also soft, reflecting the combination of stiffer competition and a more prudent risk-pricing approach given the economic environment. Finally mortgage loan growth continued to decelerate, increasing 4.4% year-on-year and decreasing 1.0% sequentially.

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Loan portfolio breakdown
Millions of Mexican Pesos
	1Q17%		4Q16%		1Q16%
Performing loans
Commercial	351,639	60.1	357,229	60.4	320,669	59.0

Individuals	219,135	37.5	219,516	37.1	206,431	38.0
Consumer	96,064	16.4	96,082	16.2	89,908	16.5
Credit cards	48,730	8.3	49,364	8.3	46,280	8.5
Other consumer	47,334	8.1	46,718	7.9	43,628	8.0
Mortgages	123,071	21.0	123,434	20.9	116,523	21.4
Total performing loans	570,774	97.6	576,745	97.5	527,100	97.0

Non-performing loans
Commercial	5,593	1.0	5,298	0.9	7,151	1.3

Individuals	8,344	1.4	9,385	1.6	9,001	1.7
Consumer	3,850	0.7	3,983	0.7	3,363	0.6
Credit cards	2,115	0.4	2,173	0.4	1,782	0.3
Other consumer	1,735	0.3	1,810	0.3	1,581	0.3
Mortgages	4,494	0.8	5,402	0.9	5,638	1.0
Total non-performing loans	13,937	2.4	14,683	2.5	16,152	3.0

Total loan portfolio
Commercial	357,232	61.1	362,527	61.3	327,820	60.3

Individuals	227,479	38.9	228,901	38.7	215,432	39.7
Consumer	99,914	17.1	100,065	16.9	93,271	17.2
Credit cards	50,845	8.7	51,537	8.7	48,062	8.8
Other consumer	49,069	8.4	48,528	8.2	45,209	8.3
Mortgages	127,565	21.8	128,836	21.8	122,161	22.5
Total loan portfolio	584,711	100.0	591,428	100.0	543,252	100.0

The Commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 61.1% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 50.1% of the total loan portfolio.

As of 1Q17, commercial loans increased 9.0% YoY, as Santander México continues to focus on profitability and experiences higher competition across all segments. Mid-market loans and SMEs posted a 16.9% and 10.2% YoY growth, respectively, while corporate loans grew 12.1% reflecting an easy comparison. SME loans growth continue to reflect our strategy to target mid-to large-sized SMEs maintaining a risk-return focus. Finally, loans to government and financial entities decreased 9.3% YoY.

On a sequential basis, the commercial loan portfolio decreased 1.5%, mainly reflecting a drop of 1.9% in corporate loans and 8.3% in loans to government and financial entities. SMEs and middle-market grew 1.4% and 0.8%, respectively.

The Individual loan portfolio comprised of mortgages, consumer and credit card loans, represented 38.9% of the total loan portfolio and increased 5.6% YoY showing resilient consumer demand and strong competition in

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these markets. Mortgage loans, credit card and consumer loans, represented 21.8%, 8.7% and 8.4% of the total loan portfolio, respectively.

Credit cards grew 5.8% YoY and posted a slight sequential decline of 1.3% tied to seasonality. The YoY growth is mainly supported by higher usage of our full suite of credit cards, though it is not fully reflected in loan growth as an unusually high number of customers paid their balances in full last March. The Santander-Aeromexico co-branded card continues to perform well contributing to volume growth, reaching 500,000 customers, of which 34.0% are new clients. This card represents 12.0% of our total credit card portfolio.

Consumer loans increased 8.5% YoY and 1.1% QoQ, reflecting a 9.9% increase in payroll, reflecting our strategy to focus on this value added proposition for our clients through the Santander Plus program. We are also leveraging our strong franchise in middle-market, institutions and corporates to attract new payroll accounts contributing to loan growth in this product. Finally, mortgages continued to slow down and increased by 4.4% YoY, down from 6.9% last quarter, and declined 1.0% sequentially, driven by stiff competition where competitors are implementing very aggressive pricing to win market share.

Asset quality

Asset quality
Millions of Mexican pesos
				% Variation
	1Q17	4Q16	1Q16	QoQ	YoY
Total loans	584,711	591,428	543,252	(1.1)	7.6
Performing loans	570,774	576,745	527,100	(1.0)	8.3
Non-performing loans	13,937	14,683	16,152	(5.1)	(13.7)

Allowance for loan losses	(19,899)	(19,912)	(18,993)	(0.1)	4.8
Charge-offs	(5,021)	(6,246)	(5,438)	(19.6)	(7.7)

Non-performing loan ratio	2.38%	2.48%	2.97%	(10)bp	(59)bp
Coverage ratio	142.8%	135.6%	117.6%	720bp	2,520bp
Cost of Risk*	3.49%	3.35%	3.45%	14bp	4bp

*Cost of risk is calculated using annualized cumulative provisions for loan losses for the period

Non-performing loans at the end of 1Q17 decreased YoY by Ps.2,215 million, or 13.7%, to Ps.13,937 million, and QoQ fell by 5.1%, or Ps.746 million.

On a YoY basis, decreases of Ps.1,558 million, or 21.8%, in commercial loans and Ps.1,144 million, or 20.3%, in mortgages, were partly offset by an increase of Ps.487 million, or 14.5%, in consumer loans (including credit cards).

On a sequential basis, Santander México reported decreases in non-performing loans of Ps.908 million, or 16.8%, in mortgages and Ps.133 million, or 3.3%, in consumer loans (including credit cards), partly offset by a Ps.295 million, or 5.6%, increase in commercial loans.

Commercial loans NPLs fell 62 basis points YoY as the year-ago quarter was still impacted by past due loans from homebuilders that were written down during 2016.

The YoY and QoQ decreases in non-performing mortgage loans, mainly resulted from the sale of a portion of the legacy ING past due portfolio, a portfolio that was close to be written down. This sale resulted in the recognition of a Ps.339 million loss in other expenses, and eliminated the requirement for provisions in connection to the write-off of this portfolio.

The breakdown of the non-performing loan portfolio is as follows: commercial loans 40.1%, mortgage loans 32.3% and consumer loans (including credit cards) 27.6%.

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Non-Performing Loan Ratios
%	1Q17	4Q16	1Q16

Commercial	1.57	1.46	2.18

Individuals
Consumer	3.85	3.98	3.61
Credit Card	4.16	4.22	3.71
Other consumer	3.54	3.73	3.50
Mortgages	3.52	4.19	4.62
Total	2.38	2.48	2.97

The abovementioned variations to non-performing loans led to an improvement in the NPL ratio, down to 2.38% in 1Q17, decreasing by 59 basis points from 2.97% in 1Q16 and 10 basis point lower than the 2.48% reported in 4Q16.

The NPL ratio for 1Q17 continues to reflect Santander México’s exposure to homebuilders. Our total exposure to homebuilders as of 1Q17 stood at Ps.2,172 million, while non-performing loans increased by Ps.427 million to Ps.1,932 million.

Excluding the impact of the homebuilders, the NPL ratio for 1Q17 would have been 2.06%. The current NPL ratio continues to reflect loan portfolio growth combined with Santander México’s stringent credit scoring model and ongoing monitoring of loan portfolio quality.

During 1Q17, provisions for loan losses amounted to Ps.5,134 million, which represented an YoY increase of Ps.425 million, or 9.0%, and of Ps.366 million, or 7.7%, on a sequential basis.

The sequential increase in provisions mainly resulted from precautionary provisions in relation to a couple of corporate clients that we consider to be under pressure, this was done while maintaining our active and cautious approach in managing the portfolio. Excluding these additional provisions, loan loss reserves would have remained practically flat sequentially.

Cost of risk in 1Q17 stood at 3.49%, which compares to 3.45% and 3.35% reported in 1Q16 and 4Q16, respectively.

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The coverage ratio for the quarter improved to 142.8%, from 117.6% in 1Q16 and 135.6% in 4Q16. The YoY improvement in the coverage ratio was mainly due to lower non-performing loans in the commercial and mortgage segments, as previously described.

*Quarterly ratio = Annualized loan loss reserves (1Q17x4) divided by average loans (4Q16,1Q17)

TOTAL DEPOSITS

Total deposits at the end of 1Q17 amounted to Ps.594,270 million, representing an increase of 14.5% YoY and a 0.1% sequentially. Demand deposits reached Ps.415,007 million, increasing 13.9% YoY and 2.0% sequentially. Term deposits reached Ps.179,263 million, up 16.1% YoY and down 3.9% QoQ. Demand deposits expanded while market volatility and higher interest rates fueling demand for low-risk term instruments relative to mutual funds, contributed to the 16.1% rise in term deposits.

Our initiatives focused on offering innovative products and a client centric approach for Individuals and SMEs are driving deposit growth and have resulted in increases of 29.2% and 17.0% in total deposits from individuals and SMEs, respectively.

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LIQUIDITY COVERAGE RATIO

Pursuant Banxico’s and CNBV regulatory requirements, the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 1Q17 was 184.76% which compares to 153.31% in 4Q16. (Please refer to note 25 of this report).

CAPITALIZATION AND ROAE

Capitalization
Millions of Mexican Pesos	1Q17	4Q16	1Q16

CET1	76,023	71,487	83,730
Tier 1	85,407	81,785	83,730
Tier 2	24,953	27,453	22,857
Total Capital	110,360	109,238	106,587

Risk-weighted assets
Credit risk	518,158	546,272	504,696
Credit, market and operational risk	659,631	693,902	691,581

Credit risk ratios:
CET1	14.7	13.1	16.6
Tier 1 (%)	16.5	15.0	16.6
Tier 2 (%)	4.8	5.0	4.5
Capitalization ratio (%)	21.3	20.0	21.1

Total capital ratios:
CET1	11.5	10.3	12.1
Tier 1 (%)	12.9	11.8	12.1
Tier 2 (%)	3.8	3.9	3.3
Capitalization ratio (%)	16.7	15.7	15.4

Banco Santander México’s capital ratio at period end 1Q17 was 16.7%, which compares to 15.4% and 15.7% at 1Q16 and 4Q16, respectively. The 16.7% capital ratio was comprised of 11.5% fundamental (CET1), 1.4% additional Tier 1 and 3.8% Complementary Capital (Tier 2).

As of February 2017, Banco Santander México is classified within Category 1 in accordance with Article 134bis of the Mexican Banking Law, and remains in this category per the preliminary results dated March 2017, which is the most recent available analysis.

LEVERAGE RATIO

In accordance with CNBV regulatory requirements, delivered in June 14, 2016, the leverage ratio for March 2017 was 7.04%, December 2016 was 6.35%, September 2016 was 7.72%, June 2016 was 7.43% and March 2016 was 7.33%.

This index is based on regulatory guidelines established in the following way: the result of dividing the core capital of conformity with Article 2 Bis 6 (CUB) between adjusted assets.

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RELEVANT EVENTS & REPRESENTATIVE ACTIVITIES AND TRANSACTIONS

Relevant Events

Ordinary and Extraordinary General Shareholders Meeting

On April 28, 2017 Santander México will hold its General Ordinary Shareholders Meeting.

Santander México announced that its subsidiary, Banco Santander México has been designated a Level III Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission for the second consecutive year

On April 10, 2017, Santander México announced that its subsidiary, Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander México has been designated a Level III - Domestic Systemically Important Financial Institution by the Mexican National Banking and Securities Commission (the “CNBV”) for the second consecutive year.

The capital buffer applicable to Banco Santander México remains at 1.20%, in addition to a regulatory capitalization ratio of 10.5%. This capital buffer can be built progressively over a maximum period of four years starting 2016, and the Bank’s minimum capitalization ratio should amount to 11.7% by the end of 2019.

While the CNBV allows for the progressive fulfillment of the capital buffer requirement, Banco Santander México reported a capitalization ratio of 15.74% as of December 31, 2016. Thus, Banco Santander México already complies with this regulatory requirement.

Santander México announced Pedro José Moreno Cantalejo, Vice President of Administration and Finance, retired after 30 years at Santander Group

On March 31, 2017 Santander México announced that Mr. Pedro José Moreno Cantalejo stepped down as Vice President of Finance and Administration effective on that date, after a distinguished career following 30 years of service at Santander Group, with over 12 years at Santander México. Roles and responsibilities were handled by several executives.

Santander México appointed Ángel Rivera Congosto as Vice President of Retail Banking

On March 21, 2017 Santander México announced the appointment of Ángel Rivera Congosto as Vice President of Retail and Commercial Banking, effective in April, reporting to Mr. Héctor Grisi Checa. Mr. Rivera, succeeded Francisco Javier Hidalgo Blázquez, who joined Banco Santander S.A. to lead the Retail Banking business in Spain.

Representative Transactions

Santander México as Structuring Agent on the Pumping Team Acquisition

Santander México took part along with another banking institution as structuring agent on the Pumping Team acquisition, a company dedicated to offer concrete pumping services in Mexico, which previously was operated by Cemex. The funding consisted in a 5 years simple loan for a total amount of USD 45 million and Santander participated with a USD 22.5 million ticket.

Santander México as underwriter on the issuance of Toyota Financial Services México’s unsecured bonds

Santander México participated as underwriter on the issuance of Toyota Financial Services México’s unsecured bonds up to an amount of MX$2,875 million in two tranches, TIIE + 60 points basis and 8.70% with 5 and 7 years terms, respectively.

Santander México as local underwriter on the First Public Offering of Jose Cuervo’s equity

25

Santander México participated as local underwriter along with another three banking institutions on the First Public Offering of Jose Cuervo’s equity for a total amount of USD 906 million.

Santander México as local underwriter on the GCC Shares’ placement

Santander México participated as local underwriter on the follow-on public offering of 15.6% of the GCC’s shares owned by CEMEX, for an offering amount of USD 240 million.

AWARDS AND RECOGNITIONS

Santander México as “Best Trade Provider Mexico” by Global Finance journal

On January 2017, Santander México was recognized as “Best Trade Provider Mexico” by Global Finance journal, on a 4th. consecutive year.

SUSTAINABILITY AND SOCIAL RESPONSIBILITY

Banco Santander México received the "Sapere Aude" recognition

Banco Santander México received the "Sapere Aude" recognition due to the impulse it has given to the higher education in Mexico. This recognition stands out the collaboration that the institution has had for more than 18 years with 800 public and private higher education schools in the country, through the “Santander Universidades y Universidad” program.

For more information on Santander México – Sustainable and Socially Responsible Company:

https://servicios.santander.com.mx/comprometidos/images/archivos/Reporte2015.pdf

CREDIT RATINGS

Grupo Financiero Santander México	Moody’s	Fitch Ratings
Global Scale
Foreign currency
Long term	----	BBB+
Short term	----	F2

Local currency
Long term	----	BBB+

Short term	----	F2

National scale
Long term	----	AAA(mex)
Short term	----	F1+(mex)

Rating viability (VR)	----	bbb+
Support (SR)	----	2

Outlook	----	Stable

International Issuances

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	(P) Ba1 (hyb)	BB
Local currency
Long term	Ba1(hyb)	----
National scale
Long term	A1.mx (hyb)	----

Last publication:	22-Dec-16	22-Dec-16

26

Banco Santander México	Moody’s	Fitch Ratings
Global scale
Foreign currency
Long term	A3	BBB+
Short term	P-2	F2

Local currency
Long term	A3	BBB+
Short Term	P-2	F2

National scale
Long term	Aaa.mx	AAA(mex)
Short Term	Mx-1	F1+(mex)

Rating viability (VR)	----	bbb+
Support	----	2
Counterparty risk Assessments (CR)
Long Term	A2 (cr)	----

Short Term	P-1 (cr)	----

Standalone BCA	baa2	----
Standalone Adjusted BCA	baa1	----

Outlook	Negative	Stable

International Issuances

Tier 2 Subordinated Capital Notes due 2024	Baa3	BB+

Long-term senior unsecured global notes due 2022	A3	BBB+

Last publication:	Dec-22-2016	Dec-07-2016

Santander Consumo	Moody´s	Fitch Ratings
National Scale
Long term	----	AAA (mex)
Short Term	----	F1+ (mex)

Unsecured bonds Issuance Program

Global Scale
Local currency
Short term	P-2	----

National Scale
Short Term	MX-1	F1+ (mex)

Standalone Credit Profile (SCP)	ba3	----
Outlook	Stable	Stable

Last publication:	May-16-2016	June-27-2016

Brokerage - Casa de Bolsa Santander	Moody´s	Fitch Ratings
Global scale

27

Local currency
Long term	Baa1	----
Short term	P-2	----

National scale
Local currency
Long term	Aa1.mx	AAA(mex)
Short term	Mx-1	F1+(mex)

Standalone BCA	b1	----
Outlook	Negative	Stable

Last publication:	Nov-03-2016	June-27-2016

Notes:

▪   BCA = Baseline Credit Assessment

▪   SR = Support Rating

▪   VR = Viability Rating

▪   SCP = Standalone Credit Profile

▪   CR= Counterparty Risk Assessments

28

1Q17 EARNINGS CALL DIAL-IN INFORMATION

Date:	Friday, April 28, 2017
Time:	8:00 AM (MCT); 9:00 AM (US ET)
Dial-in Numbers:	1-877-407-4018 US & Canada 1-201-689-8471 International & Mexico
Access Code:	Please ask for Santander México Earnings Call
Webcast:	http://public.viavid.com/index.php?id=123678
Replay:	Starting: Friday, April 28, 2017 at 12:00 pm US ET, and Wednesday, May 3, 2017 at 11:59 pm US

ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 13659094

ANALYST COVERAGE

Actinver, Bank of America Merrill Lynch, Barclays, BBVA, Bradesco, Brasil Plural, Banco BTG Pactual, Citi, Credit Suisse, Deutsche Bank, EVA Dimensions, GBM, Goldman Sachs, HSBC, Interacciones, Itaú, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, Punto, Scotiabank and UBS.

Santander México is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS

ROAE: Annualized net income divided by average equity

EFFICIENCY: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

RECURRENCY: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

COST OF RISK: Annualized provisions for loan losses divided by average loan portfolio

Note:

• Annualized figures consider

o	Quarterly ratio = 1Q17x4

• Average figures are calculated using 4Q16 and 1Q17

29

ABOUT GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. (NYSE: BSMX; BMV: SANMEX)

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of March 31, 2017, Santander México had total assets of Ps.1,269 billion under Mexican Banking GAAP and more than 13.9 million customers. Headquartered in Mexico City, the Company operates 1,076 branches and 315 offices nationwide and has a total of 16,927 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information on Grupo Financiero Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with the General Nature Provisions applicable to Holding Corporations of Financial Groups which are subject to the supervision of the National Banking and Securities Commission on accounting procedures, published in the Federal Official Gazette on January 31, 2011. The exchange rate used to convert foreign currency transactions to pesos is Ps.18.7955

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director – IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx                                                www.santander.com.mx

30

LEGAL DISCLAIMER

Grupo Financiero Santander México cautions that this report may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be found in various places throughout this report and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation; and the interpretation thereof; action to modify or revoke Grupo Financiero Santander México's authorization to act as a sociedad controladora de un grupo financiero or Banco Santander México's banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in our forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de Mexico); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other factors indicated in our annual report on Form 20F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this report is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in nominal terms. Historical figures are not adjusted for inflation.

31

Grupo Financiero Santander México

▪	Consolidated Balance Sheet

▪	Consolidated Statement of Income

▪	Consolidated Statement of Changes in Stockholders’ Equity

▪	Consolidated Statement of Cash Flows

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: www.cnbv.gob.mx

32

Consolidated balance sheet
Millions of Mexican pesos

	2017				2016
	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	94,473	151,249	78,892	87,299	114,076

Margin accounts	2,741	3,182	2,150	3,565	2,104

Investment in securities	322,368	309,361	283,680	327,212	334,740
Trading securities	171,332	143,740	126,770	174,688	218,216
Securities available for sale	139,722	154,369	143,305	138,991	110,838
Securities held to maturity	11,314	11,252	13,605	13,533	5,686

Debtors under sale and repurchase agreements	4,600	4,291	4,505	10,167	5,349

Derivatives	155,764	215,080	184,999	169,594	144,509
Trading purposes	141,125	200,078	171,201	157,558	132,537
Hedging purposes	14,639	15,002	13,798	12,036	11,972

Valuation adjustment for hedged financial assets	(16)	(9)	36	72	91

Performing loan portfolio
Commercial loans	351,639	357,229	366,182	343,493	320,669
Commercial or business activity	287,596	287,420	297,612	264,928	250,098
Financial entities loans	13,894	12,821	11,267	9,622	8,023
Government entities loans	50,149	56,988	57,303	68,943	62,548
Consumer loans	96,064	96,082	94,425	92,160	89,908
Mortgage loans	123,071	123,434	121,314	119,096	116,523
Total performing loan portfolio	570,774	576,745	581,921	554,749	527,100

Non-performing loan portfolio
Commercial loans	5,593	5,298	7,639	7,707	7,151
Commercial or business activity	5,593	5,298	7,639	7,692	7,151
Government entities loans	-	-	-	15	-
Consumer loans	3,850	3,983	3,855	3,684	3,363
Mortgage loans	4,494	5,402	5,414	5,545	5,638
Total non-performing portfolio	13,937	14,683	16,908	16,936	16,152
Total loan portfolio	584,711	591,428	598,829	571,685	543,252

Allowance for loan losses	(19,899)	(19,912)	(20,142)	(19,447)	(18,993)
Loan portfolio (net)	564,812	571,516	578,687	552,238	524,259

Accrued income receivable from securitization transactions	118	116	112	114	112
Other receivables (net)	91,457	86,019	79,125	83,766	77,433
Foreclosed assets (net)	482	475	462	645	557
Property, furniture and fixtures (net)	5,590	5,700	5,417	5,305	5,464
Long-term investment in shares	126	125	124	125	183

Deferred taxes and deferred profit sharing (net)	19,094	20,361	17,532	17,186	17,912
Deferred charges, advance payments and intangibles	6,703	6,398	6,326	6,549	6,020
Other	216	215	211	208	204

Total assets	1,268,528	1,374,079	1,242,258	1,264,045	1,233,013

33

Consolidated balance sheet

Millions of Mexican pesos

	2017				2016
	Mar	Dec	Sep	Jun	Mar
Liabilities

Deposits	639,885	641,288	589,803	592,923	563,874
Demand deposits	415,007	406,863	376,859	388,129	364,480
Time deposits – general public	141,008	144,577	123,717	116,829	114,350
Time deposits – money market	38,255	42,045	41,615	38,727	40,002
Credit instruments issued	45,615	47,803	47,612	49,238	45,042

Bank and other loans	57,192	68,906	76,120	58,416	62,536
Demand loans	2,643	8,022	18,210	7,281	8,114
Short-term loans	26,924	34,291	31,952	25,292	28,840
Long-term loans	27,625	26,593	25,958	25,843	25,582

Creditors under sale and repurchase agreements	141,615	123,385	111,218	149,304	180,394

Securities Lending	0	0	1	0	0

Collateral sold or pledged as guarantee	22,770	23,606	28,910	30,822	32,477
Repurchase	4,176	3,231	4,467	4,891	4,863
Securities loans	18,594	20,375	24,443	25,931	27,614

Derivatives	153,741	221,075	194,058	179,829	147,916
Trading purposes	148,410	206,811	178,297	167,428	139,996
Hedging purposes	5,331	14,264	15,761	12,401	7,920

Other payables	104,039	148,333	95,197	110,241	105,441
Income taxes payable	25	28	19	8	226
Employee profit sharing payable	316	248	194	134	295
Creditors from settlement of transactions	48,966	73,912	47,427	56,136	70,025
Payable for cash collateral received	30,107	47,821	23,879	17,528	13,875
Sundry creditors and other payables	24,625	26,324	23,678	36,435	21,020

Subordinated credit notes	33,836	37,525	25,251	24,410	22,445

Deferred revenues and other advances	741	623	593	594	613

Total liabilities	1,153,819	1,264,741	1,121,151	1,146,539	1,115,696

Paid-in capital	48,552	48,489	48,353	48,372	48,399
Capital stock	36,357	36,357	36,357	36,357	36,357
Share premium	12,195	12,132	11,996	12,015	12,042

Other capital	66,157	60,849	72,754	69,134	68,918
Capital reserves	1,944	1,944	1,944	1,944	1,944
Retained earnings	60,407	44,685	59,139	59,142	62,982
Result from valuation of available for sale securities, net	(1,585)	(2,677)	(756)	(370)	(320)
Result from valuation of cash flow hedge instruments, net	889	1,246	1,254	1,170	777
Measurements defined benefit employees	(29)	(75)	(11)	(10)	(15)
Net income	4,520	15,715	11,173	7,247	3,539
Non-controlling interest	11	11	11	11	11
Total stockholders’ equity	114,709	109,338	121,107	117,506	117,317

Total liabilities and stockholders´ equity	1,268,528	1,374,079	1,242,258	1,264,045	1,233,013

34

Consolidated balance sheet

Millions of Mexican pesos

	2017				2016
	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

For third parties

Current client account
Client Banks	207	138	210	162	205
Liquidation of client transactions	(707)	(232)	(196)	2	1,476
Dividends on behalf of clients	0	0	1	1	0

Custody services
Assets under custody	107,603	101,681	128,117	118,057	122,255

Transactions on behalf of third parties
Sale and repurchase agreements	26,146	24,308	35,758	37,282	7,383
Security loans on behalf of clients	415	156	906	747	890
Collaterals received as guarantee on behalf of clients	778	474	1,385	462	296,256
Acquisition of derivatives	90,894	98,868	172,147	235,503	160,254
Sale of derivatives	109,535	150,482	162,923	192,368	157,539

Total on behalf of third parties	334,871	375,875	501,251	584,584	746,258

Proprietary record accounts

Contingent assets and liabilities	725	78	81	95	98

Credit commitments
Trusts	154,363	154,308	149,281	149,515	142,872
Mandates	175	185	243	237	237

Assets in custody or under administration	3,235,940	3,162,552	3,560,531	3,403,913	3,423,704

Credit commitments	195,198	202,723	170,599	154,039	148,192

Collateral received	130,960	66,684	99,355	90,757	79,456

Collateral received and sold or pledged as guarantee	107,652	40,037	69,004	55,575	42,568

Uncollected interest earned on past due loan portfolio	1,636	1,424	1,583	1,505	3,037

Other record accounts	1,083,161	1,171,688	1,044,851	974,435	1,065,204

Total proprietary record accounts	4,909,810	4,799,679	5,095,528	4,830,071	4,905,368

Total memorandum accounts	5,244,681	5,175,554	5,596,779	5,414,655	5,651,626

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

35

Consolidated statement of income
Millions of Mexican pesos
	2017					2016
	1Q	12M	4Q	3Q	2Q	1Q
Interest income	22,722	76,955	21,337	19,597	18,114	17,907
Interest expense	(9,288)	(28,077)	(8,387)	(7,186)	(6,297)	(6,207)
Net interest income	13,434	48,878	12,950	12,411	11,817	11,700

Provisions for loan losses	(5,134)	(18,877)	(4,768)	(4,889)	(4,511)	(4,709)
Net interest income after provisions for loan losses	8,300	30,001	8,182	7,522	7,306	6,991

Commission and fee income	5,255	19,958	5,343	4,955	5,047	4,613
Commission and fee expense	(1,329)	(4,711)	(1,426)	(1,216)	(1,065)	(1,004)
Net gain (loss) on financial assets and liabilities	1,040	3,127	1,109	721	602	695
Other operating income	19	484	66	177	5	236
Administrative and promotional expenses	(7,481)	(28,235)	(7,283)	(7,048)	(7,015)	(6,889)
Operating income	5,804	20,624	5,991	5,111	4,880	4,642

Equity in results of associated companies	0	0	0	0	0	0

Operating income before income taxes	5,804	20,624	5,991	5,111	4,880	4,642

Current income taxes	(503)	(4,986)	(2,308)	(1,307)	(573)	(798)
Deferred income taxes (net)	(781)	77	858	122	(599)	(304)

Income from continuing operations	4,520	15,715	4,541	3,926	3,708	3,540

Consolidated net income	4,520	15,715	4,541	3,926	3,708	3,540

Non-controlling interest	0	0	1	0	0	(1)
Net income	4,520	15,715	4,542	3,926	3,708	3,539

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

36

Consolidated statements of changes in stockholders’ equity
From January 1st to march 31, 2017
Millions of Mexican pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Measurement defined benefit employees	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31, 2016	36,357	12,132	1,944	44,685	(2,667)	1,246	(75)	15,715	11	109,338
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income				15,715				(15,715)		0
TOTAL	0	0	0	(15,715)	0	0	0	(15,715)	0	0
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					1,092					1,092
Result from valuation of cash flow hedge instruments, net						(357)				(357)
Recognition of share-based payments		92								92
Shares held by treasury		(29)								(29)
Recoveries of allowance for loan losses previously applied to retained earnings				7						7
Measurements defined benefit employees							46			46
Net income								4,520		4,520

TOTAL	0	63	0	7	1,092	(357)	46	4,520	0	5,371

BALANCE AS OF MARCH 31, 2017	36,357	12,195	1,944	60,407	(1,585)	889	(29)	4,520	11	114,709

37

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

38

Consolidated statement of cash flows
From January 1st to March 31, 2017
Millions of Mexican pesos

OPERATING ACTIVITIES
Net income		4,520
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	5,393
Depreciation of property, furniture and fixtures	256
Amortizations of intangible assets	327
Recognition of share-based payments	92
Current and deferred income taxes	1,284
Deferred employee profit sharing	6
Provisions	96
Amortizations of debt issuance expenses	3	7,457
		11,977

OPERATING ACTIVITIES
Margin accounts		441
Investment in securities		(16,984)
Debtors under sale and repurchase agreements		(309)
Derivatives-asset		55,862
Loan portfolio-net		5,699
Accrued income receivable from securitization transactions		(2)
Foreclosed assets		(7)
Other operating assets		(5,176)
Deposits		(413)
Bank and other loans		(11,714)
Creditors under sale and repurchase agreements		18,230
Collateral sold or pledged as guarantee		(837)
Derivatives-liability		(60,666)
Subordinated credit notes		(873)
Other operating liabilities		(44,245)
Payments of income taxes		(806)

Net cash provided by (used in) operating activities		(49,823)

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		2
Payments for acquisition of property, furniture and fixtures		(146)
Payments for acquisition of intangible assets		(480)

Net cash provided by (used in) investing activities		(624)

FINANCING ACTIVITIES
Proceeds from associated for purchase of treasury shares		(29)
Recovery of reserves previously applied to retained earnings		7

Net cash used in financing activities		(22)

Net increase in cash and cash equivalents		(50,469)

Adjustment to cash flows for changes in exchange rate		(6,307)

Funds available at the beginning of the year		151,249

Funds available at the end of the year		94,473

39

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		DIDIER MENA CAMPOS
Executive President and Chief Executive Officer		Chief Financial Officer

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO FINANCIERO SANTANDER MÉXICO

▪	Significant accounting policies

▪	Earnings per share

▪	Consolidated balance sheet and consolidated income statement by segment

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial ratios according to CNBV

▪	Notes to consolidated financial statements

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

41

Significant accounting policies

New accounting principles

Modifications in Accounting Criteria issued by the Commission in 2017

No new Accounting Criteria or changes to them have been issued by the Commission that are effectives starting on January 1, 2017.

Changes in accounting estimates effectives in 2017

Methodology for the estimation of preventive reserves and credit portfolio rating for non-revolving credit and housing mortgage loans, as well as for microcredits of credit institutions

On January 6, 2017, the Commission issued a Resolution that modified the Provisions by which it made certain adjustments to the methodology applicable to the rating and calculation of the credit risk preventive reserves corresponding to the non-revolving and housing mortgage loans portfolio of credit institutions. These adjustments are intended to calculate more accurately the credit risk preventive reserves that must be constituted, seeking the adequate solvency and stability of these institutions.

The Commission, through this Resolution, incorporates new dimensions of risk at customer level, such as the level of indebtedness, payment behavior and the specific risk profile of each product, since the current models of qualification and provisioning only incorporate information at loan level.

Likewise, the Commission considers as appropriate to update and adjust the risk parameters of probability of default, severity of loss and exposure at default that are taken into account for the rating of the loan portfolio and the calculation of the credit risk preventive reserves of the non-revolving loans and housing mortgage loans portfolio.

Through this Resolution, the Commission incorporates a specific methodology for the rating of microcredits granted by credit institutions and the estimation of credit risk preventive reserves of such loans, currently considered as part of the portfolio of non-revolving loans, taking into account the probability of default, severity of the loss and the exposure at default and whether these loans are individual or are granted on a group basis, which will more accurately reflect the risk of those loans, the creation of credit risk preventive reserves that are specific to these types of portfolios, to the benefit of the solvency and stability of credit institutions.

The Resolution is effective starting on June 1, 2017 and establishes that the credit institutions must have constituted one hundred percent of the amount of the credit risk preventive reserves corresponding to the non-revolving and mortgage loan portfolios, as well as of non-revolving loans that must be classified as microcredits, derived from the use of the methodology mentioned above, no later than six months from that date.

Credit institutions must recognize in the stockholders' equity, within accumulated reserves, the initial cumulative financial effect derived from applying for the first time the corresponding rating methodology pursuant to this Resolution.

Changes in Mexican Financial Standards (NIF) issued by the Mexican Board of Financial Reporting Standards (CINIF) applicable to the Financial Group in 2017

A series of NIFs issued by the CINIF during 2013, 2014 and 2015 are described below, which will be effective in 2018. The Commission has not yet determined whether these NIFs will be part of the Accounting Criteria issued by the Commission. As a consequence, is not possible to know if its application will have a material effect on the financial information presented by the Financial Group.

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2018

NIF C-2 "Investment in financial instruments". Establishes the rules for valuation, presentation and disclosure of investment in financial instruments. It discards the concept of intention to acquire and use of an investment in a debt or equity financial instrument to determine its classification and eliminates the categories of held to maturity and available for sale instruments. Adopts the concept of "business model of the investment management" in financial instruments.

NIF C-9 "Provisions, Contingencies and Commitments". It establishes the rules for valuation, presentation and disclosure of liabilities, provisions and commitments, reducing its scope to reallocate the item related to financial liabilities in NIF C-19. The definition of liability was modified, eliminating the concept of virtually unavoidable and including the concept of probable.

NIF C-16 "Impairment of financial instruments receivable". It establishes the rules for valuation, accounting recognition, presentation and disclosure of impairment losses on financial instruments receivable.

NIF C-19 "Financial instruments payable". It establishes the valuation, presentation and disclosure rules for the initial and subsequent recognition of accounts payable, loans and other financial liabilities in the financial statements of an economic entity. The concepts of amortized cost to value the financial liabilities and the effective interest method, based on the effective interest rate, to make such valuation, are introduced. Both the discounts and the costs of issuing a financial liability are deducted from liabilities.

NIF C-20 "Financing instruments receivable". It establishes the valuation, presentation and disclosure rules for the initial and subsequent recognition of financing instruments receivable in the financial statements of an economic entity that carries out financing activities. Discards the concept of acquisition and holding intention of the financial instruments to determine their classification. Adopts the concept of business model of the Management.

Improvements to NIF 2017

Improvements to FRS that generate accounting changes:

• NIF B-7 "Business Combinations". The application of the change made in the Improvements to the NIF 2016 is modified, so that change should be applied prospectively. In Improvements to NIF 2016, CINIF indicated that acquisitions of entities under common control should be out of the scope of this NIF, regardless of how the amount of the consideration was determined. The transitional paragraphs stated that such a change should be applied retrospectively.

• NIF B-13 "Events after the date of the financial statements". It establishes that if during a subsequent period (period between the date of the financial statements and the date on which they are authorized for issuance to third parties) a debtor entity obtains an agreement to maintain the long-term payments for a liability contracted with conditions of long-term debt and in which it has been in default, retain the classification of such liability as a long-term item at the date of the financial statements.

• NIF C-11 "Shareholders’ equity". It is established that the costs of registering on a stock exchange of shares that at the date of such registration were already owned by investors and for which the issuing entity had already received the corresponding funds should be recognized by the entity in profit or loss Net at the time of their deferment and not in shareholders' equity, since they are not considered to be related to a capital transaction of the entity. In addition, no profit or loss on the acquisition, replacement, issue or cancellation of the entity's own shares should be recognized within the statement of comprehensive income.

• NIF C-19 "Financial instruments payable". See improvement established in NIF B-13 "Events after the

43

date of the financial statements".

• NIF C-20 "Financing instruments receivable". See improvement established in NIF B-13 "Facts after the date of the financial statements".

• NIF D-3 "Employee benefits". It establishes that the discount rate to be used in determining the present value of long-term liabilities should be a free market rate of, or with very low credit risk, that represents the value of money over time; Consequently, the entity could use, indistinctly, either the market rate of government bonds or the market rate of high quality corporate bonds in absolute terms in a deep market, provided that it supports, in the latter case that it complies with all the requirements established in the NIF.

Likewise, it is introduced the option to allow the remeasures of the Net Liabilities for Defined Benefits or Net Assets for Defined Benefits, which can be optionally recognized, either in Other Comprehensive Income (OCI) or directly in the net profit or loss at the date of its determination. The entity must be consistent in the recognition of remeasures. If any, the effects of the change of option should be recognized retrospectively.

Additionally, certain improvements were issued to NIF 2017 that did not generate accounting changes.

NIF D-3, Employee benefits

In January 2015, the CINIF issued various amendments to NIF D-3 that were effective starting January 1, 2016. The main effects on financial information of the Financial Group are as follows:

•  Discount rate for liabilities - Defined Benefits Obligation (DBO)

-	The discount rate to calculate the DBO will be determined by taking the market rate of high-quality corporate bonds, as long as there is a deep market for such bonds. Otherwise, the market rate of the bonds issued by the federal government must be taken.

•  Recognition of actuarial gains and losses

-	The use of the “corridor” approach is eliminated for the deferral of actuarial gains and losses.

-	The accumulated balance of retained earnings and accumulated losses as of December 31, 2015 will be recognized as part of stockholders’ equity and in liabilities as of January 1, 2016.

-	Any actuarial gains and losses generated starting January 1, 2016 will be treated as re-measurements for defined benefits to employees, and will be recognized in stockholders’ equity and in liabilities.

•      Amortization of actuarial gains and losses

-	The actuarial gains and losses recognized in stockholders’ equity must be recycled to results in the Remaining Useful Life of the Plan (RULP).

•      Expected return on plan assets

-	The expected return on the plan assets will be estimated with the discount rate for the OBD instead of the expected rate of return for the fund.

Due to the enactment of the NIF D-3, on December 31, 2015 the Commission issued different transitory articles to the “Resolution amending the General provisions applicable to credit institutions”, published in the Federal Official Gazette on November 9, 2015.

These transitory articles establish that credit institutions may recognize the entire balance of plan

44

amendments (past service) and the accumulated balance of the plan’s actuarial gains and losses not recognized for entities which used “corridor” approach progressively at the latest on December 31 of each year.

If the option is taking to progressively apply the aforementioned balances, the recognition of such balances should begin in the year 2016, recognizing 20% in such year and another 20% in each of the subsequent years, until reaching 100% over a maximum five-year period. Credit institutions which elect to apply this option must report their decision to the Commission at the latest by January 31, 2016.

The re-measurements of gains and losses from the defined benefits plan which should be recognized at the end of each period, together with their respective recycling to results of the year, should be calculated on the total amount of the plan’s gains or losses; i.e., on the aggregate of the plan’s actuarial gains or losses, plus those not recognized on the balance sheet of the credit institutions.

By the same token, if all or part of the remnant effect is recognized before the established deadlines, the Commission must be informed within the 30 calendar days following the date on which the respective accounting record is made. The entities may perform such recognition in advance, provided that at least 20% or the total remnant is recognized in the respective year.

The Financial Group has selected the progressive recognition of the balance of the plan amendments (past service) and the cumulated balance of the plan’s actuarial gains and losses not recognized according to the aforementioned paragraphs. This decision was informed to the Commission on January 26, 2016.

In this regard, the initial effect that the application of the NIF D-3 in subsequent years due to the accumulated balance of actuarial losses not recognized as of December 31, 2015 amounts to Ps.2,771 million. This balance will be recognized within Earned capital under the heading of “Re-measurements for employee defined benefits” starting 2016, recognizing 20% of the accumulated balance in such year and an additional 20% in each of the subsequent years until reaching 100% over a maximum five-year period. Furthermore, this accumulated balance of actuarial losses not recognized as of December 31, 2015 will be recycled to results during the RULP, which fluctuates between 9.5 and 14 years depending on the respective benefit.

Should this option not have been applied as indicated above, Santander México would have recognized and presented in the consolidated balance sheet an increase in "Provision for employee benefits" and a decrease in Earned capital under the heading of “Re-measurements for employee defined benefits” for an amount of Ps.2,771 million.

At March 31, 2017 and December 31, 2016, the Financial Group recognized an increase of Ps.554 million in the liability item "Sundry creditors and other accounts payable" and a decrease in capital earned under "Remuneration for defined benefit to employees" on the application of the aforementioned option. This amount of Ps.554 million corresponds to 20% of the accumulated balance of unrecognized actuarial losses as of December 31, 2015. Should this option not have been applied, the Financial Group would have recognized in the consolidated balance sheet an increase in liabilities Denominated "Sundry creditors and other accounts payable" and a decrease in capital earned under "Remuneration for defined benefit to employees" for Ps.2,771 million.

The Financial Group has refrained from applying the comparative adjustments derived from the changes made for restating described in NIF B-1, “Accounting changes and corrections of errors”, considering that it is impractical to determine the amounts corresponding to periods prior to the 2016 financial year as indicated in such NIF.

45

Earnings per ordinary share and earnings per diluted share
(Millions of Mexican pesos, except shares and earnings per share)

	MARCH 2017			MARCH 2016			MARCH 2015

		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	4,520	6,777,682,284	0.67	3,539	6,778,560,051	0.52	3,215	6,778,124,888	0.47

Treasury shares		8,712,629			7,834,862			8,270,025

Diluted earnings per share	4,520	6,786,394,913	0.67	3,539	6,786,394,913	0.52	3,215	6,786,394,913	0.47

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	4,520	6,786,394,913	0.67	3,539	6,786,394,913	0.52	3,215	6,786,394,913	0.47

Balance outstanding shares as of March 31, 2017	6,777,582,350

46

Consolidated Balance Sheet by Segment
	As of March 31, 2017			As of March 31, 2016
	Retail Banking 1/	Wholesale Banking 2/	Corporate Activities	Retail Banking 1/	Wholesale Banking 2/	Corporate Activities
Assets
Cash and due from banks	44,804	15,322	34,347	49,655	29,901	34,520
Margin Accounts	0	2,741	0	0	2,104	0
Investment in securities	0	169,240	153,128	0	217,476	117,264
Debtors under sale and repurchase agreements	0	4,600	0	0	5,349	0
Securities loan	0	0	0	0	0	0
Derivatives	0	141,125	14,639	0	132,636	11,873
Valuation adjustment for hedged financial assets	0	0	(16)	0	0	91
Total loan portfolio	477,716	106,968	27	431,043	112,180	29
Allowance for loan losses	(17,415)	(2,484)	0	(15,478)	(3,515)	0
Loan Portfolio (net)	460,301	104,484	27	415,565	108,665	29
Accrued income receivable from securitization transactions	0	0	118	0	0	112
Other receivables (net)	1,285	74,774	15,398	937	66,467	10,029
Foreclosed assets (net)	437	45	0	393	164	0
Properties, furniture and fixtures (net)	4,724	796	70	4,617	778	69
Long-term investments in shares	0	0	126	0	0	183
Deferred taxes and deferred profit sharing (net)	0	0	19,094	0	0	17,912
Other assets	1,731	1,041	4,147	1,717	936	3,571
Total assets	513,282	514,168	241,078	472,884	564,476	195,653

Liabilities
Deposits	442,389	104,021	47,860	380,867	98,952	39,013
Credit instruments issued	0	12,106	33,509	0	15,329	29,713
Bank and other loans	27,604	2,673	26,915	28,474	65	33,997
Creditors under sale and repurchase agreements	11,135	130,480	0	9,216	171,178	0
Collateral sold or pledged as guarantee	0	22,770	0	0	32,477	0
Derivatives	0	148,410	5,331	0	139,996	7,920
Other payables	22,166	80,575	1,298	19,877	84,302	1,262
Subordinated debentures	0	0	33,836	0	0	22,445
Deferred revenues	741	0	0	613	0	0
Total liabilities	504,035	501,035	148,749	439,047	542,299	134,350
Total stockholders' equity	45,560	19,925	49,224	42,124	17,763	57,430
Total liabilities and stockholders' equity	549,595	520,960	197,973	481,171	560,062	191,780

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Income Statement by Segment
Millions of Mexican Pesos
	3M17			3M16
	Retail Banking	Global Wholesale Banking	Corporate Activities	Retail Banking	Global Wholesale Banking	Corporate Activities

Net interest income	11,360	1,432	642	9,791	1,194	715
Provisions for loan losses	(4,635)	(499)	0	(4,444)	(265)	0
Net interest income after provisions for loan losses	6,725	933	642	5,347	929	715
Commission and fee income (expense), net	3,397	539	(10)	3,250	369	(10)
Net gain (loss) on financial assets and liabilities	224	805	11	202	342	151
Other operating income (expense)	28	(10)	1	230	96	(90)
Administrative and promotional expenses	(6,570)	(805)	(106)	(5,909)	(864)	(116)
Operating income	3,804	1,462	538	3,120	872	650
Equity in results of associated companies	0	0	0	0	0	0
Operating income before income taxes	3,804	1,462	538	3,120	872	650

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Commercial banking

It includes all the businesses pertaining to customer banking, under the following segments: Individual, Small and Medium-sized Enterprises (Pymes) Institutions, Local Corporate Banking (large enterprises), as well as the contributions of Mutual Funds businesses (after transfer of commissions to distributors).

Global wholesale banking

This area reflects the earnings from Global Corporate Banking, Investment Banking and Treasury.

Corporate activities

It includes non-commercial assets and liabilities, the result from hedging positions, insurance business (net of commissions paid to Commercial Bank) and others. Even though Corporate Banking, by definition, belongs to Commercial Banking, it is separated herein in order to reflect the results from corporate customers.

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Annex 1
Loan Portfolio Rating

As of march 31, 2017
Millions of Mexican Pesos

		Allowance for loan losses
Category	Loan Portfolio	Commercial	Consumer	Mortgages	Total

Risk "A"	571,926	1,854	1,033	202	3,089
Risk "A-1"	496,099	1,276	371	157	1,804
Risk "A-2"	75,827	578	662	45	1,285
Risk "B"	88,478	514	2,695	219	3,428
Risk "B-1"	29,099	138	946	16	1,100
Risk "B-2"	39,814	85	1,088	187	1,360
Risk "B-3"	19,565	291	661	16	968
Risk "C"	23,345	348	2,199	170	2,717
Risk "C-1"	12,320	157	786	72	1,015
Risk "C-2"	11,025	191	1,413	98	1,702
Risk "D"	17,522	2,106	3,166	790	6,062
Risk "E"	6,414	1,673	2,529	189	4,391
Total rated portfolio	707,685	6,495	11,622	1,570	19,687

Provisions created					19,687
Complementary provisions					212

Total					19,899

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Annex 2
Financial Ratios

Banco Santander México
Percentages	1Q17	4Q16	1Q16

Past Due Loans Ratio	2.4	2.5	3.0

Past Due Loans Coverage	142.8	135.6	117.6

Operative Efficiency	2.3	2.2	2.3

ROE	16.1	15.8	12.3

ROA	1.4	1.4	1.2

Capitalization Ratio
Credit Risk	21.3	20.0	21.1
Credit, Market and operations risk	16.7	15.7	15.4

Liquidity	91.2	100.0	110.4

NIM (Net Interest Margin)	2.8	2.7	2.5

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34 of the CUB (Circular Única de Bancos).

NPL RATIO = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

COVERAGE RATIO= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

EFFICIENCY RATIO = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

BREAKDOWN OF CAPITALIZATION RATIO: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

LIQUIDITY = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks, / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

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Notes to financial statements as of March 31, 2017
(Millions of pesos, except for number of shares)
1. Investment in securities

Financial instruments are constituted as follows:

Accounting Value
Trading securities:
Bank securities	2,864
Government securities	166,555
Private securities	171
Shares	1,742
171,332

Securities available for sale:
Government securities	134,206
Private securities	5,470
Shares	46
139,722

Securities held until maturity:
Government securities	7,789
Government securities (special cetes)	3,525
11,314

Total	322,368

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	4,096
Government securities	504
Total	4,600

Credit balances
Bank securities	2,278
Government securities	138,170
Private securities	1,167
Total	141,615
(137,015)

3. Investment in securities different to government securities

At march 31, 2017 the investments in debt securities with the same issuer, are less than 5% of Total Capital of Santander Mexico

4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of march 31, 2017, are as follows:

Trading
Swaps
Interest rate	4,559,763
Cross currency	872,794

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Futures	Buy	Sell

Interest rate	0	39,390
Foreign currency	5,570	0
Index	1,528	76

Forward contracts

Foreign currency	189,980	6,140
Equity	1,488	2,743

Options	Long	Short

Interest rate	119,630	141,768
Foreign currency	14,581	20,966
Index	13,769	13,769
Equity	128	66

Total trading derivatives	5,779,231	224,918

Hedging
Cash flow
Interest rate swaps	1,050
Cross currency swaps	43,295
Foreign Exchange Forwards	41,841

Fair value
Interest rate swaps	2,998
Cross currency swaps	18,938

Total hedging derivatives	108,122

Total derivative financial instruments	5,887,353	224,918

5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of march 31, 2017, is constituted as follows:

		Amount
	Pesos	USA Dlls	UDIS	EUROS	Total

Commercial or business activity	229,353	53,026	0	5,217	287,596
Financial entities	12,929	964	0	1	13,894
Government entities	35,729	14,420	0	0	50,149
Commercial loans	278,011	68,410	0	5,218	351,639
Consumer loans	96,064	0	0	0	96,064
Media and residential	103,638	834	3,178	0	107,650
Of social interest	134	0	0	0	134
Credits acquired from INFONAVIT or FOVISSSTE	15,287	0	0	0	15,287
Mortgage loans	119,059	834	3,178	0	123,071
Total performing loan portfolio	493,134	69,244	3,178	5,218	570,774

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6. Non-performing loan portfolio
	Amount
	Pesos	USA Dlls	UDIS	EUROS	Total

Commercial or business activity	5,064	528	0	1	5,593
Government entities	0	0	0	0	0
Commercial loans	5,064	528	0	1	5,593
Consumer loans	3,850	0	0	0	3,850
Media and residential	3,237	61	465	0	3,763
Of social interest	17	0	0	0	17
Credits acquired from INFONAVIT or FOVISSSTE	714	0	0	0	714
Mortgage loans	3,968	61	465	0	4,494
Total performing loan portfolio	12,882	589	465	1	13,937

The analysis of movements in non-performing loans from January 1 to March 31, 2017, is as follows:

Balance as of January 1, 2017					14,683

Plus: Transfer from performing loan portfolio to non-performing loan portfolio					7,079

Collections
Cash				(710)
Transfer to performing loan portfolio				(2,023)
Proceeds from foreclosure proceedings				(71)	(2,804)

Write-offs					(5,021)

Balance as of March 21, 2017					13,937

7. Allowance for loan losses
The movement in the allowance for loan losses, from January 1st. to march 31, 2017, is as follows:

Balance as of January 1, 2017	19,912

Allowance for loan losses	5,134
Recoveries credited in results from retained earnings	(8)
Write-offs	(5,021)
Foreign exchange result	(118)
Balance as of march 31, 2017	19,899

The table below presents a summary of write-offs by type of product as of march 31, 2017:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	1,231	57	1,288	26
Mortgage loans	583	28	611	12
Credit card loans	1,716	37	1,753	35
Consumer loans	1,341	28	1,369	27
Total	4,871	150	5,021	100

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Accumulated 2017
Commercial loans	1,231	57	1,288	26
Mortgage loans	583	28	611	12
Credit card loans	1,716	37	1,753	35
Consumer loans	1,341	28	1,369	27
Total	4,871	150	5,021	100

Commerce Fund

Pursuant to the CNBV's authorization in Official Bulletin No. 601-I-DGSIF "C" - 38625 issued on march, 2001; as of march 31, 2017, there are Ps.0 million in allowances for loan losses from the commerce fund, which resulted from the restructuring process of Grupo Financiero Serfin. As of march 31 2016, such allowances totaled Ps.5 million.

During the first quarter of 2017, the abovementioned allowances for loan losses had the following breakdown:

Mortgages and commercial loans write-offs	0
Remeasurement of Udis reserves and foreign exchange effect	0
	0

As part of the CNBV’s authorization for these reserves, in case there are loan portfolio recoveries from previously written-off loans, these recoveries will be recorded in the consolidated statement of income. During the first quarter of 2017, charges due to income statement due to recoveries of previously written-off loans amounted Ps $6 million.

 8. Problematic loans

Loans portfolio was graded according to the general provisions issued by the National Banking and Securities Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES , of which Ps.3,745 correspond to the early extinction of debtor support programs:

			Amount
Government Securities
Special CETES for housing loan debtor support programs			3,745

Total securities held to maturity (no reserve)			3,745

Minus-
Reserve for Special CETES			(220)
Total securities held to maturity , net			3,525

The remaining balance and expiration date Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet at march 31, 2017, is as follows:

Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-170713	421-5	9,155,840	13-Jul-17	99.28	909
B4-170720	424-6	86,723	20-Jul-17	99.28	9
B4-220707	422-9	12,762,386	07-Jul-22	99.28	1,267
B4-270701	423-2	15,292,752	01-Jul-27	99.28	1,518
B4-220804	431-2	440,294	04-Aug-22	90.90	40
BC-220804	431-2	71,442	04-Aug-22	31.67	2

					3,745

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10. Average interest rates paid on deposits

The average interest rates paid on deposits during march 2017, is as follow:
	Pesos	USD
Average balance	308,490	64,846
Interest	1,711	13
Rate	2.22%	0.08%

11. Bank and other loans

As of march 31, 2017, banks and other loans are constituted as follows:

		Average
Liabilities	Amount	Rate	Maturity

Loans in Mexican pesos

Call money	1,951	6.41%	From 1 day to 3 days
Local bank loans	5,500	6.76%	To 2.4 years
Public fiduciary funds	8,944	6.69%	From 1 day to 13.45 years
Development banking institutions	18,306	7.41%	From 3 days to 20 years
Total	34,701

Loans in foreign currency

Foreign bank loans	21,186	1.68%	From 1 days to 4 years
Call money	513	0.68%	From 1 day to 3 days
Public fiduciary funds	678	2.36%	From 6 day to 7.3 years
Development banking institutions	3	8.56%	From 7 days to 4 months
Total	22,380

Total loans	57,081
Accrued interests	111

Total bank and other loans	57,192

12. Current and deferred taxes

Current taxes are composed as follows at march 31, 2017

Income taxes	208
Deferred taxes	834	(1)
Total Bank	1,042
Current and-deferred taxes from other subsidiaries	242
Total Financial Group	1,284

(1) Deferred taxes are composed as follows:

Global provision	(298)
Fixed assets and deferred charges	25
Net effect from financial instruments	978
Accrued liabilities	177
Others	(49)
Total Bank	833
Allowance for loan losses of subsidiaries, net	131

55

Others, subsidiaries	(184)
Deferred income tax (net), Financial Group	780

As of march 31, 2017, deferred assets and liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,500
Other	9,594
Total deferred income tax (net)	19,094
Deferred taxes registered in balance sheet accounts	19,094
Deferred taxes registered in memorandum accounts	0

13. Employee profit sharing

As of march 31, 2017, the deferred Employee profit sharing EPS is compromised as follows:

Deferred EPS asset:

Allowance for loan losses deducting outstanding	1,451
Fixed assets and deferred charges	738
Accrued liabilities	275
Capital losses carryforward	858
Commissions and interests early collected	472
Foreclosed assets	64
Labor provisions	158
Net effect from financial instruments	93
Deferred EPS asset:	4,109

Deferred EPS liability:

Derivative financial transactions of exchange rate	0
Advance prepayments	(129)
Others	(54)
Deferred EPS liability	(183)

Less - Reserve	(120)
Deferred EPS asset (net)	3,806

14. Capitalization Ratio

Table I.1

Form for the disclosure of capital of paid-in capital without considering transiency in the application of adjustments in the regulation

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,798
2	Earnings from previous fiscal years	64,394
3	Other elements of other comprehensive income (and other reserves)	13,287
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	112,479

56

	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Commercial credit (net of its corresponding deferred profit taxes debited)	1,735
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	4,113
10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits over remnant of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	5
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	33
19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes to profit credited resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	4,777
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	25,794
A	of which: Other elements of wholesome profit (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	24,140
F	of which: investments in risk capital	0
G	of which: Stakes on investments funds	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	549
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0

57

P	of which: investments in Clearing Houses	1,105
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	36,456
29	Level 1 Common Capital (CET1)	76,023
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	9,384
31	of which: Qualify as capital under the applicable accounting criteria	9,384
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	9,384
	Level 1 additional capital: regulation adjustments
37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.
39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	9,384
45	Level 1 capital (T1 = CET1 + AT1)	85,407
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	24,504
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	449
51	Level 2 capital before regulation adjustments	24,953
	Level 2 capital : regulation adjustments
52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)

58

55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	24,953
59	Total stock (TC = T1 + T2)	110,360
60	Assets weighted by total risk	659,631
	Capital reasons and supplements
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	11.53%
62	Level 1 Stock (as percentage of assets weighted by total risks)	12.95%
63	Total capital (as percentage of assets weighted by total risks)	16.73%
64	Institutional specific supplement (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance cushion, plus the countercyclical cushion, plus D-SIB cushion; expressed as percentage of the assets weighted by total risks)	15.23%
65	of which: Supplement of capital preservation	2.50%
66	of which: Supplement of specific bank countercyclical
67	of which: Supplement of systematically important global banks (D-SIB)
68	Level 1 Common Capital available for hedging of supplements (as percentage of assets weighted by total risks)	4.53%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basil 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
	Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	6,862
	Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for its inclusion on level 2 capital regarding exposure subject to credit risks (before the limit application).
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
	Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination

59

85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

I.2

Notes to the disclosure form of paid-in capital without considering transiency in the application of regulatory adjustments

Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow, result from non-monetary assets holding, and the measuring balance from defined benefits to the employees considering on each concept its updates.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Commercial credit, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits over the remnant in securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.

60

16*	The amount of investment in any own action the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions and through investment in funds established in section I point i) of article 2 bis 6.
This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the fund
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment funds referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.

61

21	The amount of credited deferred profit taxes originating from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.
22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment funds and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment funds wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment funds, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.

62

O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.

63

52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Weighed Assets Subject to Total Risks.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	To report the percentages amount expressed on lines 61, 65, 66 and 67.
65	Report 2.5%
66	Percentage corresponding to the Countercyclical Capital Supplement referred to on section c), subsection III, article 2 Bis 5
67	The SCCS amount on line 64 (expressed as a percentage of the risk weighted assets) which is related to the banking institutions’ capital supplement for systemic character, in accordance with section b), subsection III, article 2 Bis 5.
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed profit taxes resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.

64

80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

	Table II.1 Net Capital Ratio of the balance sheet
Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,250,294
BG1	Funds Available	94,410
BG2	Margin accounts	1,430
BG3	Investment in securities	320,957
BG4	Debtors under sale and repurchase agreements	4,096
BG5	Securities loans)	0
BG6	Derivatives	155,764
BG7	Valuation adjustment for hedged financial assets	-15.750609
BG8	Total loan portfolio	531,077
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	89,943
BG11	Foreclosed assets (net	301
BG12	Property, furniture and fixtures (net)	5,579
BG13	Long-term investment in shares	26,698
BG14	Non current assets held for sale	0
BG15	Deferred income taxes (net)	13,255
BG16	Other assets (net)	6,799
	Liabilities	1,137,806
BG17	Deposits	641,188
BG18	Bank and other loans	40,182
BG19	Creditors under sale and repurchase agreements	142,731
BG20	Securities loans	0.273371
BG21	Collateral sold or pledged as guarantee	22,770

65

BG22	Derivatives	153,741
BG23	Valuation adjustment for hedged financial liabilities	0
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	102,734
BG26	Subordinated debentures outstanding	33,888
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	571.557227
	Shareholders' Equity	112,488
BG29	Paid-in capital	34,798
BG30	Other capital	77,691
	Memorandum accounts	4,584,298
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	23
BG33	Credit commitments	114,592
BG34	Assets in trust or mandate	152,691
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	3,162,359
BG37	Collateral received by the entity	133,981
BG38	Collateral received and sold or pledged as guarantee	111,183
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	1,325
BG41	Other accounts	908,144

Table II.2

Regulatory concepts considered in the calculation of Net Capital components
Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Goodwill	8	1,735	BG16= 6,799 Minus: deferred charges and advance payments 549; intangibles 4,113; advance payments that are computed as risk assets 48; other assets are computed as risk assets 354

66

2	Intangible assets	9	4,113	BG16= 6,799 Minus: deferred charges and advance payments 549; intangibles 1,735; advance payments that are computed as risk assets 48; other assets that are computed as risk assets 354
3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	0
5	Defined benefit pension plan assets with no restriction and unlimited access	15	0
6	Investment in own-equity securities	16	5	BG3= 320,957 Minus: Reciprocal investments in common capital of financial entities 33; Investments in securities computed as risk assets 320,920
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	33	BG3= 320,957 Minus: Investment in own-equity securities 5; Investments in securities computed as risk assets 320,920
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	4,777	BG15= 13,255 Minus: Amount computed as risk asset 8,478
13	Reserves recognized as complementary capital	50	449	BG8= Total loan portfolio 531,526
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 26,698 Minus: Investments in subsidiaries 24,140; Investments in clearing houses 1,105; Investments in associated companies 119; Other investments that are computed as risk assets 1,334

67

16	Investments in associated companies	26 - E	24,140	BG13= 26,698 Minus: Investments in clearing houses 1,105; Investments in associated companies 119; Other investments that are computed as risk assets 1,334
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0
20	Deferred charges and advance payments	26 - J	549	BG16= 6,799 Minus: intangible assets 1,735; others assets that are computed as risk assets 48; intangible assets 4,113; other assets are computed as risk assets 354
21	Deferred employee profit sharing (net)	26 - L	0
22	Defined benefit pension plan assets	26 - N	0
23	Investments in clearing houses	26 - P	1,105	BG13= 26,698 Minus: Investments in subsidiaries 24,140; Investments in associated companies 119; other investments that are computed as risk assets 1,334
	Liabilities
24	Deferred income tax related to goodwill	8	0
25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restriction and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0
33	Deferred income tax related to deferred charges and advance payments	26 - J	0
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,798	BG29
35	Retained earnings	2	64,394	BG30= 77,691 Minus: other items of earned capital 13,305, cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3	0
37	Other items of earned capital	3	13,287	BG30= 77,691 Minus: Retained earnings 64,394, cumulative effect of conversion 9

68

38	Paid-in capital that meets with Exhibit 1-R	31	9,384	BG26= 33,888 More: Subordinated debt instruments non-convertible
39	Paid-in capital that meets with Exhibit 1-S	46	24,504	BG26= 33,888 More: Subordinated debt instruments non-convertible
40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Repealed		0

Table II.3

Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"
Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment funds other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment funds other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.

69

15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.

70

47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Table III.1

Positions exposed to market risks per risk factor
Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	47,927	3,834
Transactions with debt instruments in national currency with surtax and reviewable rate	3,498	280
Transactions in national currency with real rate or denominated in UDIs	4,798	384
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	12,424	994
Positions in UDIs or with yield referred to INPC	51	4
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	219	17
Transactions in foreign currency with nominal rate	29,482	2,359
Positions in foreign currency or with yield indexed to the exchange rate	6,641	531
Positions in shares or with yield indexed to the price of one share or set of shares	499	40
Positions in commodities	0	0
Impact Capital requirement for Gamma and Vega	2	0

Table III.2

Assets weighted subject to credit risk by risk group
Concept		Capital Requirement
Group I-A (weighted at 0%)	0	0
Group I-A (weighted at 10%)	0	0
Group I-A (weighted at 20%)	0	0
Group I-B (weighted at 2%)	77	6
Group I-B (weighted at 4.0%)	0	0
Group II (weighted at 0%)	0	0
Group II (weighted at 20%)	0	0
Group II (weighted at 50%)	0	0
Group II (weighted at 100%)	19,476	1,558
Group II (weighted at 120%)	0	0
Group II (weighted at 150%)	0	0
Group III (weighted at 2.5%)	0	0
Group III (weighted at 10%)	1,097	88
Group III (weighted at 11.5%)	646	52
Group III (weighted at 20%)	17,071	1,366
Group III (weighted at 23%)	0	0
Group III (weighted at 25%)	0	0
Group III (weighted at 28.75%)	609	49
Group III (weighted at 50%)	17,656	1,412
Group III (weighted at 57.5%)	249	20
Group III (weighted at 60%)	10	1
Group III (weighted at 75%)	0	0
Group III (weighted at 100%)	11,532	923
Group III (weighted at 115%)	0	0

71

Group III (weighted at 120%)	0	0
Group III (weighted at 138%)	0	0
Group III (weighted at 150%)	0	0
Group III (weighted at 172.5%)	0	0
Group IV (weighted at 0%)	0	0
Group IV (weighted at 20%)	8,036	643
Group V (weighted at 10%)	0	0
Group V (weighted at 20%)	3,564	285
Group V (weighted at 50%)	327	26
Group V (weighted at 115%)	0	0
Group V (weighted at 150%)	851	68
Group VI (weighted at 20%)	0	0
Group VI (weighted at 50%)	28,217	2,257
Group VI (weighted at 75%)	11,181	894
Group VI (weighted at 100%)	49,550	3,964
Group VI (weighted at 120%)	0	0
Group VI (weighted at 150%)	0	0
Group VI (weighted at 172.5%)	0	0
Group VII-A (weighted at 10%)	0	0
Group VII-A (weighted at 11.5%)	0	0
Group VII-A (weighted at 20%)	15,004	1,200
Group VII-A (weighted at 23%)	84	7
Group VII-A (weighted at 50%)	2,516	201
Group VII-A (weighted at 57.5%)	0	0
Group VII-A (weighted at 100%)	145,296	11,624
Group VII-A (weighted at 115%)	18,146	1,452
Group VII-A (weighted at 120%)	0	0
Group VII-A (weighted at 138%)	0	0
Group VII-A (weighted at 150%)	1,869	150
Group VII-A (weighted at 172.5%)	204	16
Group VII-B (weighted at 0%)	0	0
Group VII-B (weighted at 20%)	1,123	90
Group VII-B (weighted at 23%)	0	0
Group VII-B weighted at 50%)	0	0
Group VII-B weighted at 57.5%)	0	0
Group VII-B (weighted at 100%)	25,047	2,004
Group VII-B (weighted at 115%)	0	0
Group VII-B (weighted at 120%)	0	0
Group VII-B (weighted at 138%)	0	0
Group VII-B (weighted at 150%)	0	0
Group VII-B (weighted at 172.5%)	0	0
Group VIII (weighted at 115%)	4,707	377
Group VIII (weighted at 150%)	2,139	171
Group IX (weighted at 100%)	65,926	5,274
Group IX (weighted at 115%)	0	0
Group IX (weighted at 150%)	0	0

72

Group X (weighted at 1250%)	1,458	117
Other Assets (weighted at 0%)	0	0
Other Assets (weighted at 100%)	31,671	2,534
Credit Valuation Adjustment on Derivative Operations	32,818	2,625
Re-securitization with Risk Degree 1 (weighted at 20%)	0	0
Re-securitization with Risk Degree 2 (weighted at 50%)	0	0
Re-securitization with Risk Degree 3 (weighted at 100%)	0	0
Re-securitization with Risk Degree 4 (weighted at 350%)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0	0
ReRe-securitization with Risk Degree 2 (weighted at 100%)	0	0
ReRe-securitization with Risk Degree 3 (weighted at 225%)	0	0
ReRe-securitization with Risk Degree 4 (weighted at 650%)	0	0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0	0

Table III.3

Assets weighted subject to operational risk
Method	Assets weighted by risk	Capital Requirement
STANDARD ALTERNATIVE METHOD	35,933	2,875

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
0		39,741
Table IV.1

Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX00BS030007
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$ 9,514,367,511.71
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable

73

18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.2

Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX00BS030007
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$1,833,249,750.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable

74

23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.3

Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	Reg S: USP1507SAD91 / 144A: US05969BAB99
3	Legal frame	New York Law, in case that a "TRIGGER EVENT" takes to a "WRITE DOWN" or "Mexican Regulatory Event" which involves a suspension period and occurs based in Mexican regulatory determination according to the Mexican law. The ranking and Subordinated Notes would be determined according to the Mexican law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Complementary
6	Instrument level	Credit Institution without consolidating
7	Instrument type	5.95% Tier 2 Subordinated Capital Notes due 2024
8	Amount acknowledge of regulatory capital	$24,504,021,714.10
9	Instrument's par value	$24,434,150,000.00
9A	Instrument's currency	USD
10	Accounting qualification	Subordinated credit notes
11	Date of issuance	27/12/2013
12	Instrument´s term	Maturity
13	Date of expiration	30/01/2024
14	Early payment clause	Yes ("Optional Redemption")
15	First date of early payment	30/01/2019 (only call date)
15A	Regulatory or fiscal events	Yes ("Withholding Tax Redemption" y "Special Event Redemption" which includes: "Capital Event" y "Tax Event")
15B	Liquidation price of the early payment clause	accrued and unpaid interest
16	Subsequent early payment dates	N/A (only on the first date of early payment).
Yields / Dividends
17	Type of yield/dividend	Variable

75

18	Interest rate/dividend	5.95%
19	Cancellation of dividends clause	N.A
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	No Convertible
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	Yes
31	Conditions for write-down	Occurrence of a "Trigger Event": A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that our Tier 1 Capital 1 Ratio (“Capital Básico 1”), as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5% (four point five percent), (ii) both (A) the CNBV notifies us that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of our license has occurred resulting from (y) our non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) our non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) we have not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) pledging to the Mexican governmental authorities, to secure performance of such capital restoration plan, seventy five percent (75%) of the Issuer’s aggregate issued and outstanding shares and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, in the case of (a), (b) and (c), on or before the 15th business day in Mexico following the date on which the CNBV notifies us of such determination; or (iii) the Financial Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit, the Mexican Central Bank and the Mexican Savings Protection Agency, determines pursuant to Article 122 Bis of the Mexican Banking Law that financial assistance is required by us to avoid revocation of our license for our failure to comply with corrective measures, comply with capitalization requirements or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican

76

payments system and such determination is either made public or notified to us.
32	Degree of write-down	Partial, until restore adequate capital levels
33	Temporality of write-down	Permanent
34	Mechanism for temporary write down	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return our Capital Básico 1 to the levels of Capital Básico 1 required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks
(currently 7% (seven percent)), or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss absorbing instruments issued by us and then outstanding, would be insufficient to return our Capital Básico 1 to the levels of Capital Básico 1 required under Section IX, b), 2 of Annex 1-S of the General
Rules Applicable to Mexican Banks (currently 7% (seven percent)), the amount necessary to reduce the Current Principal Amount of each outstanding Note to zero.
35	Subordination position in the event of liquidation	The Notes constitute subordinated indebtedness, and (i) will be subordinate and junior in right of payment and in liquidation to all of our present and future senior indebtedness, (ii) will rank pari passu with all other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of our equity or capital stock.
36	Breach characteristics	N.A
37	Description of breach characteristics	N.A

Table IV.1.4

Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	US40053CAA36
3	Legal frame	The Capital Instruments will be issued in accordance with the applicable laws of the State of New York, United States of America, provided that all provisions relating to the determination of interest payment cancellation, the conversion of Capital Instruments, if Has occurred any event that allows for an amortization or subordination of the Capital Instruments, among other relevant events will be governed by the laws of Mexico, in accordance with the provisions of the Issue Act
Regulation treatment
4	Level of capital with transitory
5	Level of capital without transitory	Basic Non Fundamental
6	Instrument level	Unconsolidated Credit Institution
7	Instrument type	8.500% perpetual subordinated non-preferred contingent convertible additional tier 1 capital

77

notes
8	Amount acknowledge of regulatory capital	$9,383,871,239.34
9	Instrument's par value	$9,397,750,000.00
9A	Instrument's currency	USD
10	Accounting qualification
11	Date of issuance	29/12/2016
12	Instrument´s term
13	Date of expiration	Equity instruments are perpetual and, therefore, have no repayment term
14	Early payment clause
The Capital Instruments in the cases provided for in this letter and in the Issuance Act, and provided that (i) (a) Banco Santander México maintains, and once the amortization has been maintained, a capitalization index equal to or greater than Capitalization indexes required by the CNBV in accordance with section IV, subsection c), numeral 1 of Annex 1-R of the Single Bank Circular or any provisions that replace it, or b) Banco Santander México issues securities that replace the Instruments And (ii) Banco Santander México has obtained the authorization of Banco de México to amortize the Capital Instruments prior to the respective amortization date, in the understanding, without However, if at any time an Event of Update of the Conversion Event occurs, Banco Santander México will not be obliged to amortise any Capital Instruments in respect of which it has been agreed to carry out a redemption
15	First date of early payment	20/01/2022
15A	Regulatory or fiscal events
15B	Liquidation price of the early payment clause	Nominal value plus accrued and unpaid interest
16	Subsequent early payment dates
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	8.50%
19	Cancellation of dividends clause	N.A
20	Payment discretion	Mandatory
21	Interest increase clause	no
22	Yields/Dividends	Differentiable cumulative
23	Convertibility of the instrument	YES
24	Convertibility conditions
A "Conversion Event Update Event" will occur and the Equity Instruments will be convertible into Common Shares of Banco Santander México when (i) the capital stock of Banco Santander México is equal to or less than 5,125%, (ii) the CNBV notifies To Banco Santander México that has incurred in some cause of revocation of authorization and that Banco Santander Mexico has not remedied (or has not opted into the conditional operating regime), and (iii) the Banking

78

Stability Committee determines that Banco Santander México Requires financial assistance to avoid revocation of your authorization
25	Degree of convertibility
26	Conversion rate	N.A
27	Instrument convertibility rate
28	Type of convertibility financial instrument	Common Shares Series F
29	Instrument issuer	Banco Santander México
30	Write-down clause	N.A
31	Conditions for write-down	N.A
32	Degree of write-down	Partial, until restore adequate capital levels
33	Temporality of write-down	Permanent
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	0
36	Breach characteristics	N.A
37	Description of breach characteristics	N.A

Table V.2
Assistance in filling in the information regarding the characteristics of the titles that are part of the Net Capital
Reference	Description
1	Credit institution that issues titles that are part of the Net Capital
2	Title identifier or code that is part of the Net Capital (ISIN, CUSIP or ID number of international value)
3	Legal framework with which the title must comply, as well as the laws to which it shall be subject.
4	Level of capital that corresponds to the title that shall be subject to transience established pursuant to Article Third Transitory, of Resolution 50th.
5	Level of capita that corresponds to the title that meets exhibit 1-Q, 1-R or 1-S hereof.
6	Level within the group to which the title is included.
7	Type of Capital Instrument or title representing the capital stock that is included as part of the Net Capital. In the event of titles subject to the transiency established pursuant to Article Third Transitory, established in Resolution 50th, refers to the subordinated obligations described on Article 64 of the Credit Institutions Act.
8	Amount of the Capital Instrument or title representing the capital stock, that is acknowledged in the Net Capital pursuant to Article 2 bis 6 hereof, in the event of reference 5 either Fundamental Capital or Non-Fundamental Capital; and pursuant to Article 2 bis 7 hereof in the event such reference is Ancillary. in any other event, it shall be the amount corresponding pursuant to the provisions of Article Third Transitory of Resolution 50th.
9	Title's par value in Mexican pesos.
9A	Currency used to express the title's par value in Mexican pesos pursuant to international standard ISO 4217
10	Accounting classification of the title that is part of the Net Capital.
11	Date of issuance of the title that is part of the Net Capital
12	Specify if the title has expiration or is at perpetuity
13	Expiration date of the title, without considering the dates of early payment.
14	Specify if the title includes an early payment clause by the issuer wherein the right to pay the title early is exercised with prior authorization from Banco de Mexico.
15	Date when the issuer may, for the first time, exercise the right to pay the title early prior authorization from Banco de Mexico.
15A	Specify if the early payment clause considers regulatory or fiscal events.
15B	Specify the liquidation price of the early payment clause.
16	Dates when the issuer may, subsequently to the one specified in reference 15, exercise the right of title early payment prior authorization from Banco de Mexico
17	Specify the type of yield/dividend that shall be held during the entire term of the title.

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18	Interest rate or index referred to by the title's yield/dividend.
19	Specify if the title includes clauses that forbid payment of dividends to the holders of titles representing the capital stock when failing to perform payment of a coupon or dividend of any capital instrument.
20	issuer's discretionarily for payment of the title's interests or dividends. If the Institution at any time may cancel payment of yields or dividends it must be selected (entirely Optional); if it may only cancel in some situations (partially Optional) or if the credit institutions may not cancel payment (Mandatory)
21	Specify if in the title there is a clause that generates incentives that the issuer may early pay, as clauses of increase of interests known as "Step-Up".
22	Specify if yields or dividends of the title are accruable or not.
23	Specify if the title is convertible or not in ordinary shares of the multiple banking institutions or the Financial Group.
24	Conditions under which the title is convertible into ordinary shares of the multiple banking institution or Financial Group.
25	Specify if the title is wholly converted or only partially when it meets the contractual conditions to convert.
26	Amount per share considered for converting the title into ordinary shares of the multiple banking institution or the Financial Group into the currency on which such instrument was issued.
27	Specify if the conversion is mandatory or optional.
28	Type of shares into which the title is converted.
29	Issuer of the instrument into which the title is converted.
30	Specify if the title has the principal cancellation characteristics.
31	Conditions under which the title has a principal cancellation characteristics.
32	Specify if once the hypothesis of the value decrease clause occurs, the title decreases value in its aggregate or only partially.
33	Specify if once the hypothesis of the value decrease clause occurs, the instrument decreases value permanently or temporarily
34	Explain the temporary value decrease mechanism.
35	Most subordinated position to which the capital instrument is subordinated that corresponds to the type of instrument in liquidation.
36	Specify whether there is or not characteristics of the title that fails to meet with the conditions established in exhibits 1-Q, 1-R and 1-S hereof.
37	Specify the characteristics of the title that fail to meet the characteristics established in exhibits 1-Q, 1-R and 1-S hereof.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo and Santander Hipotecario is available on the website

www.santander.com.mx/ir

LEVERAGE RATIO

TABLE I.1

INTEGRATION OF THE MAIN SOURCES OF LEVERAGE

	Item	Mar 2017
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,090,434
2	(Asset amounts deducted in determining Basel III Tier 1 capital)	-36,456
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,053,978
Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	37,954
5	Add-on amounts for PFE associated with all derivatives transactions	43,696
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0

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7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0
8	(Exempted CCP leg of client-cleared trade exposures)	0
9	Adjusted effective notional amount of written credit derivatives	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0
11	Total derivative exposures (sum of lines 4 to 10)	81,650
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	111,037
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	-111,116
14	CCR exposure for SFT assets	2,382
15	Agent transaction exposures	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	2,303
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	123,654
18	(Adjustments for conversion to credit equivalent amounts)	-41,588
19	Off-balance sheet items (sum of lines 17 and 18)	82,066
Capital and total exposures
20	Tier 1 capital	85,407
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,212,402
Leverage ratio
22	Basel III leverage ratio	7.04%

TABLE II.1

COMPARISON TOTAL ASSETS AND ASSETS ADJUSTED

	Item	mar-16
1	Total consolidated assets as per published financial statements	1,250,294
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	-36,456
4	Adjustments for derivative financial instruments	-74,114
5	Adjustment for securities financing transactions	-1,793
6	Adjustment for off-balance sheet items	74,471
7	Other adjustments	0
	Leverage ratio exposure	1,212,402

TABLE III.1

CONCILIATION OF TOTAL ASSETS AND EXPOSURE IN THE BALANCE

	Item	Mar 2017
1	Total consolidated assets as per published financial statements	1,250,294
2	operative derivative financial instruments	-155,764

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3	operative securities financing transactions	-4,096
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0
	On-balance exposure	1,090,434

TABLE IV.1

Variation of the elements

	Dec 2016	Mar 2017
CONCEPT / QUARTER	T-1	T	Variation (%)
Basic Capital	81,785	85,407	4%
adjusted assets	1,288,095	1,212,402	-6%
Leverage ratio	7.72%	6.35%

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30, 2003, the following information with respect to credit risk transactions as of March 31, 2017, is provided:

- At March 31, 2017 did not have financing granted to debtors or groups of individuals representing single common risk is greater the amount of core capital (the month immediately preceding the date that is reported) Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of $32,457 mdp representing the 39.69% of the basic capital of the Bank.

 16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly checking accounts and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the local and foreign capital markets through different alternatives that range from the issuance of senior and subordinated debt as well as the issuance of other debt or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Santander México may also obtain liquidity via sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

 17. Dividends Policy

Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

 18. Treasury Policies

The activities of Santander México’s treasury are performed pursuant to the following:

a)	In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)	Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits

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regarding	counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

19. Shareholding
Subsidiaries	% of interest

Banco Santander (México), S.A.	99.99
Casa de Bolsa Santander, S.A. de C.V.	99.97

 20. Internal Control

The activities of Santander Mexico are governed by the current legislations of the local regulator and for a series of guidelines established by his holding company, Banco Santander, whose headquarters are located in Madrid.

For the compliance of the rules in effect, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Internal Control Unit and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the periodic assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, the design, establishment and updating of measures and controls that promote the compliance with the internal and external rules and the proper operation of the data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the group. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the CEO and General Direction:

▪   Vice-president of Finance and Administration:

➢  Deputy General of intervention and Management Control

➢  Deputy General Direction of Technology, Operations and Human Resources

➢  Deputy General of Corporate Resources and Recoveries

➢  Deputy General Direction of Legal Affairs and Compliance

➢  Deputy General Direction of Finance

▪   Vice-president of Commercial Banking:

➢  Deputy General Direction of Channels and Distribution

➢  Deputy General Direction of Products

➢  Deputy General Direction of Clients

➢  Deputy General Direction of Commercial Planning

➢  Deputy General Direction of Chief Experience Officer

➢  Executive Director of Project Strategy, Retail and Payrolls

▪   Deputy General Director of Enterprises and Institutions

▪   Deputy General Director of Risk

▪   Deputy General Director of Global Corporate Banking

▪   Deputy General Director of Public Affairs and Strategy

▪   Executive Direction of Internal Audit

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▪   Executive Direction of Innovation

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area related to the Executive Direction of Processes and Change Management, via manuals, circulars and bulletins, governs the activities of the group; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Santander México, created by the Board of Directors, are the following:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the group are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Group, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2014

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the group have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Accounting differences between CNBV regulations in México and the Circular issued by Bank of Spain

Earnings of Grupo Financiero Santander under CNBV regulations in México	4,520

Temporary differences in classification of hedging instruments	(277)	(a)

Income and expenses from the Headquarter	(45)	(b)

Other differences	352

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Earnings of Grupo Financiero Santander under the regulations set forth in the Circular issued by the Bank of Spain	4,550

(a) Certain derivative financial instruments are reclassified from hedging instruments to trading instruments since they hedge an intercompany item that is not valid for global consolidation purposes.
(b) Allocation of corporate income and expenses performed by the Corporate Head Office to its subsidiaries, pursuant to the rules and policies of Bank of Spain.

22. Transactions with related parties

Receivable
Funds available	385
Derivatives (asset)	58,441
Performing loan portfolio	4,559
Other receivables, (net)	1,613

Payable
Time deposits	1,754
Demand deposits	398
Credit instruments issued	959
Creditors under sale and repurchase agreements	115
Derivatives (liability)	41,216
Other payables	19,574
Subordinated debentures	28,650

Revenues
Interest	24
Commissions and fee income	1,434
Net gain (loss) on financial assets and liabilities	(13,370)

Expenses
Interest	396
Administrative expenses	115
Technical assistance	494

23. Interests on loan portfolio
As of March 31, 2017, the consolidated statement of i includes in the item "Interest income " Ps.16,501 million that correspond to interests from the loan portfolio of Banco Santander (México), S.A., Santander Consumo, S.A. de C.V. SOFOM E.R. and Santander Vivienda, S.A. de C.V. SOFOM E.R.

24. Integral Risk Management (unaudited)

Risk management is considered by Grupo Financiero Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Grupo Financiero Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Grupo Financiero Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Securities Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Grupo Financiero Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

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Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Grupo Financiero Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Grupo Financiero Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Grupo Financiero Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of first quarter of 2017 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousands of Mexican pesos)%
Trading Desks	94,851.31	0.09%
Market Making	59,829.49	0.05%
Proprietary Trading	43,562.60	0.04%

Risk factor	94,851.31	0.09%
Interest rate	84,726.95	0.08%
Foreign exchange	76,344.80	0.07%
Equity	3,200.11	0.00%
* % of VaR with respect to Net Capital

The Value at Risk for the average the first quarter of 2017 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousands of Mexican pesos)%
Trading Desks	100,459.18	0.09%
Market Making	69,184.18	0.06%
Proprietary Trading	48,806.87	0.04%

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Risk factor	100,459.18	0.09%
Interest rate	86,562.80	0.08%
Foreign exchange	68,372.41	0.06%
Equity	2,378.07	0.00%

* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪         Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

▪         Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Grupo Financiero Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Grupo Financiero Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity NIM				Sensitivity MVE
Bank and Brokerage	Jan-17	Feb-17	Mar-17	Average	Jan-17	Feb-17	Mar-17	Average
Balance MXN GAP	22%	9%	10%	14%	56%	57%	60%	57%
Scenario	(100) bp	(100) bp	(100) bp	N/A	+100 bp	+100 bp	+100 bp	N/A
Balance USD GAP	76%	55%	39%	57%	69%	22%	34%	42%
Scenario	(100) bp	(100) bp	(100) bp	N/A	(100) bp	(100) bp	(100) bp	N/A

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the first quarter of 2017:

MM MXN	Sensitivity NIM				Sensitivity MVE
Bank and Brokerage	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	(100) bp	(153)	(311)	158	+100 bp	(3,158)	329	(3,488)
Balance USD GAP	(100) bp	(147)	107	(254)	(100) bp	(416)	252	(668)

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

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Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Grupo Financiero Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Grupo Financiero Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Grupo Financiero Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the fourth quarter incidents have not been had in the metrics.

Millions of Pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	193,607	1,037	64,709	(5,689)	21,801	16,660	19,978	11,999	81,705	(18,594)
Non Derivative	178,887	1,037	64,665	(6,139)	21,823	15,901	19,933	10,112	74,277	(22,723)
Derivatives	14,721	0	44	450	(22)	759	45	1,887	7,429	4,130

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises).

Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc.,).

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

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Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.       The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basil Convention are used.

b.       Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basil, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk Grupo Financiero Santander assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Interactive Risk Integrated System (“IRIS”), which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines, the Equivalent Credit Risk (“REC”) is used. REC is an estimate of the amount Grupo Financiero Santander may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions. REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for Grupo Financiero Santander, and it is measured as the market value of the transaction (“MtM”). In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (“RPA”), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once Grupo Financiero Santander has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk Management Committee, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non authorized customers. In addition, it informs to the Comprehensive Risk Management Committee the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Grupo Financiero Santander for the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit, Project Finance.

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Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander for the first quarter of 2017:

	Equivalent Net Credit Risk (millions of U.S. dollars)
Segment	Jan-17	Feb-17	Mar-17	Average
Sovereign Risk, Development Banking and Financial Institutions	15,579.60	16,241.92	19,223.08	17,014.87
Corporates	1,413.64	1,365.21	1,230.10	1,336.32
Companies	214.77	232.23	194.93	213.98

The equivalent credit risk lines maximum gross counterparty risk of Grupo Financiero Santander as of the end of the first quarter of 2017, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Equivalent Gross Credit Risk (millions of U.S. dollars)
Type of Derivative	End of the first quarter of 2017
Interest Rate Derivatives	15,555
Exchange Rate Derivatives	35,418
Bonds Derivatives	-
Equity Derivatives	314
Total	51,287

The Expected Loss of Grupo Financiero Santander at the end of the for first quarter of 2017, and the quarterly average of the expected loss of the lines of Counterparty risk and issuer risk of Grupo Financiero Santander, for the first quarter of 2017 are:

	Expected Loss (millions of U.S. dollars)
Segment	Jan-17	Feb-17	Mar-17	Average
Sovereign Risk, Development Banking and Financial Institutions	6.28	10.31	11.31	9.30
Corporates	2.56	2.46	2.11	2.38
Companies	3.22	3.47	3.41	3.37

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Grupo Financiero Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the for the first quarter of 2017:

Cash collateral	88.33%
Collateral refer to bonds issued by the Mexican Federal Government	11.67%

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement.  In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty.  These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement.

The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve.

In respect to the correlation between the collateral and the counterparty in derivatives transactions, the Institution confirms that, at this time, the eligible collateral consists on government bonds and cash collateral, so as a result, there are no adverse effects due to correlation between the counterparty and the collateral.

In the hypothetical stressed scenario, assuming that the Institution’s credit rating decreases and the impact of this credit rating decrease on the collateral that the Institution would have to deliver, this stressed test confirms that there would not be significant impact; a few of the Thresholds established on the Institution’s collateral agreements are dependent on the Institution’s credit rating.

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Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Grupo Financiero Santander and the application of fines, with respect to the transactions carried out by Grupo Financiero Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Grupo Financiero Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore it also requires to establish policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Santander Mexico; this includes:

•	Risk appetite, defined as the level of risk that the Bank is willing to accept

•	Loss annual budget; ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

Santander Mexico had a monthly average loss of Ps.51.1 million for Operational Risk overall the quarter.

Since December 2016, Santander applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Grupo Financiero Santander.

Grupo Financiero Santander has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Grupo Financiero Santander are approved by the “Comité de Comercialización” and by the “Comité Corporativo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporativo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and

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therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Grupo Financiero Santander is subject to the monitoring and supervision of the National Banking and Securities Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Securities Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A. Methodology of Valuation

1)   Trading purposes

a)   Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)   Over-the-Counter Markets

i)    Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)   Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Grupo Financiero Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a fourth party.

2)   Hedging purposes

In the performance of its commercial banking activities, Grupo Financiero Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Grupo Financiero Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.   A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.   The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Grupo Financiero Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.   In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.   In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

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Grupo Financiero Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Grupo Financiero Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)   Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)   Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.  Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.   Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the first quarter of 2017, Grupo Financiero Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

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Grupo Financiero Santander México
Summary of Derivative Financial Instruments
(Millions of Mexican pesos as of March 31, 2017)

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Foreign Currency	Trading	196,121	1,157	482
Forwards	Equity	Trading	4,230	19	(1)

Futures	Foreign Currency	Trading	5,570	(259)	50
Futures	Market Index	Trading	1,604	(11)	10
Futures	Interest Rate	Trading	39,390	(24)	(9)

Options	Equity	Trading	353	(148)	(160)
Options	Foreign Currency	Trading	35,547	748	(214)
Options	Market Index	Trading	27,378	492	286
Options	Interest Rate	Trading	261,398	(420)	(423)

Swaps	Cross Currency	Trading	872,794	(7,730)	(5,884)
Swaps	Interest Rate	Trading	4,559,763	(1,109)	(871)

Forwards	Foreign Currency	Hedging	41,841	1,818	(6,318)

Swaps	Cross Currency	Hedging	62,234	7,549	7,106
Swaps	Interest Rate	Hedging	4,048	(59)	(49)

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the first quarter of 2017, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the first quarter of 2017, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions

Caps and Floors	566	17
Equity Forward	21	1
OTCEquity	799	112
OTCFx	3,311	1,386
Swaptions	11	1
Fx Forward	965	11
IRS	1,374	891
CCS	214	131

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the first quarter of 2017, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the first. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

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1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1% of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the first quarter of 2017:

Sensitivity Analysis

(Millions of Mexican pesos)
Total rate sensitivity
	Mexican Pesos	Other Currencies
Sens. a 1 Bp	0.29	(2.28)

Vega Risk factor
	EQ	FX	IR
Total	1.44	4.77	(2.05)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	(0.72)	(30.24)

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Grupo Financiero Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Grupo Financiero Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

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o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Grupo Financiero Santander, in millions of Mexican pesos for each stress scenario, as of the end of the first quarter of 2017:

Summary of Stress Test

(Millions of Mexican pesos)

Risk Profile	Stress all factors
Probable scenario	(35)
Remote scenario	(606)
Possible scenario	(483)

 25. Disclosure of the Liquidity Coverage Ratio

On December 31, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17, 2014.

These regulations came into force on January 1, 2015.

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During the first quarter of 2017 the weighted average CCL for the Bank is 184.76%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

(Figures in millions of MXN)		Amount unweighted (average)	Weighted Amount (average)

LIQUIDITY ASSETS
1	Total high-quality liquid assets	not applicable	180,182
CASH OUTFLOWS
2	Unsecured retail financing	199,015	13,570
3	Stable funding	126,636	6,332
4	Less stable funding	72,380	7,238
5	Unsecured wholesale funding	350,944	126,285
6	Operational deposits	241,677	57,098
7	Non-operational deposits	93,127	53,047
8	Unsecured debt	16,140	16,140
9	Secured wholesale funding	not applicable	806
10	Additional requirements:	174,222	50,372
11	Outflows related to derivatives exposures and other collateral requirements	41,685	41,685
12	Outflows related to loss of funding on debt products	-	-
13	Credit and liquidity facilities	132,538	8,687
14	Other contractual funding obligations	42	42
15	Other contingent funding obligations	1,222	1,222
16	TOTAL CASH OUT	not applicable	192,297
CASH INFLOWS
17	Cash inflows secured transactions	68,187	4,107
18	Cash inflows from operations unsecured	77,913	56,193
19	Other cash inflows	33,725	33,725
20	TOTAL CASH INFLOWS	179,825	94,025
TOTAL ADJUSTED VALUE
21	TOTAL OF ELIGIBLE LIQUID ASSETS	not applicable	180,182
22	TOTAL NET CASH OUT	not applicable	98,272
23	LIQUIDITY COVERAGE RATIO	not applicable	184.76%

The presented numbers are subject to review and therefore they might suffer changes.

Notes relating to the Liquidity Coverage Ratio

a)   Natural days contemplated in the quarterly report.

•	90 days.

b)	Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

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•	During the quarter there was an increase in CCL supported by a decrease in commercial gap, as well as a deposits mix improvement that increase the level of liquid assets.

c)	Changes of major components within the quarter report.

•	During the quarter there was an increase in CCL supported by a decrease in commercial gap, as well as a deposits mix improvement that increase the level of liquid assets.

d)	Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)   Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•	In addition the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f)    Exposures in financial derivative instruments and possible margin calls.

•	Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)   Currency mismatch.

•	Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)	Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

i)	Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Additional notes for the previous quarter

I.Quantitative information:

a)	The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 4Q16, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

30/12/2016	Term	Amount
	(Millions of pesos)
Consolidated	90 days	Ps.125,705
Local Currency	90 days	82,726
Foreign Currency	30 days	45,014

c)	Balance sheet maturity liquidity gap including off balance sheet accounts.

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•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of December 30, 2016. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive
Money Market	146,749	105,566	203	104	11	44	32	-	40,788
Loans	726,451	101,397	66,892	62,277	89,069	197,379	86,306	136,230	(13,100)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	354	-	-	-	-	-	-	-	354
Securities	330,580	291,007	-	1	1	11,511	-	-	28,059
Permanent	5,546	-	-	-	-	-	-	-	5,546
Other Balance Sheet Assets	85,835	-	-	-	-	-	-	-	85,835
Total Balance Sheet Assets	1,295,514	497,971	67,095	62,381	89,080	208,935	86,339	136,230	147,483
Money Market	(205,900)	(174,477)	(4,406)	(842)	(19,379)	(1,276)	(2,947)	-	(2,572)
Deposits	(551,068)	(178,389)	(57,904)	(152)	(21,348)	(293,275)	-	-	-
Trade Finance	(308)	-	-	-	-	-	-	-	(308)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(183,445)	(18,762)	(9,763)	(17,956)	(16,861)	(68,710)	(14,747)	(36,647)	-
Equity	(106,374)	-	-	-	-	-	-	-	(106,374)
Other Balance Sheet Liabilities	(115,566)	-	-	-	-	-	-	-	(115,566)
Total Balance Sheet Liabilities	(1,162,661)	(371,628)	(72,073)	(18,950)	(57,588)	(363,261)	(17,694)	(36,647)	(224,819)
Total Balance Sheet Gap	132,853	126,343	(4,978)	43,431	31,492	(154,326)	68,645	99,583	(77,336)
Total Off-Balance Sheet Gap	3,473	178,907	4,463	744	(2,149)	7,714	(3,086)	1,324	(184,443)
Total Structural Gap		305,250	(515)	44,175	29,343	(146,612)	65,558	100,907	(261,780)
Accumulated Gap		305,250	304,735	348,910	378,253	231,641	297,199	398,106	136,327

II.Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•	The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

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•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

•	The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

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Item 2

Santander

1Q.17

Earnings Presentation

Santander

COTIZA EN BOLSA MEXICANA DE VALORES

SANMEX

BSMX LISTED NYSE

1Q.17 Earnings Presentation

Safe Harbor Statement

Grupo Financiero Santander México cautions that this presentation may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; financing plans; competition; impact of regulation and interpretation thereof; action to modify or revoke Grupo Financiero Santander México’s authorization to act as a sociedad controladora de un grupo financiero or Banco Santander México’s banking license; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; investment in our information technology platform; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, many important factors could cause actual results to differ substantially from those anticipated in our forward-looking statements. These factors include, among other things: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes and tax laws; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowance for impairment losses and other losses; increased default by borrowers; our inability to successfully and effectively integrate acquisitions or to evaluate risks arising from asset acquisitions; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations or their interpretation; and certain other factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this presentation is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated. Historical figures are not adjusted for inflation.

3 Earnings Presentation 1Q17 Gaining traction in profitability ▪ Efficiency ratio 1 40.6% - 180 bps ▪ ROAE 2 16.1% +380 bps Total loans up 8% with focus on profitability Solid asset quality ▪ NPL ratio 2.38% - 59 bps ▪ Cost of risk 3.49% +4 bps Deposit growth of 15% ▪ Individual demand deposits +18% Source: Company filings CNBV GAAP Notes: 1) Annualized opex (1Q17x4) divided by Annualized income before opex and allowances (1Q17x4) 2) Annualized net income (1Q17x4) divided by average equity (4Q16;1Q17) A Solid Start to the Year Delivering Strong Profitability

4

Deceleration in System Loan Growth, Deposits Maintain Momentum

Total Loans

YoY Growth
3,881
4,045
4,168
4,339
4,341
13.9%
15.2%
13.7%
12.9%
11.7%
1Q16
2Q16
3Q16
4Q16
Feb'17

Total Deposits

YoY Growth
3,809
3,969
4,020
4,203
4,225
12.3%
15.0%
13.7%
13.3%
14.9%
1Q16
2Q16
3Q16
4Q16
Feb'17

Consumer[1] (YoY Growth)

13.3%
13.1%
13.1%
12.4%
12.0%
1Q16
2Q16
3Q16
4Q16
Feb'17

Demand Deposits (YoY Growth)

14.8%
17.4%
14.3%
14.9%
16.2%
1Q16
2Q16
3Q16
4Q16
Feb'17

Earnings Presentation
1Q17
Santander

4 Earnings Presentation 1Q17 Deceleration in System Loan Growth, Deposits Maintain Momentum Total Loans Total Deposits 4,225 4,203 4,020 3,969 3,809 14.9% 4Q16 13.3% 3Q16 15.0% 1Q16 12.3% 13.7% 2Q16 Feb’17 4,3414,339 4,168 4,045 3,881 Feb’17 11.7% 4Q16 12.9% 3Q16 13.7% 2Q16 15.2% 1Q16 13.9% YoY Growth YoY Growth Consumer 1 ( YoY Growth) 4Q16 12.4% 3Q16 13.1% 2Q16 13.1% 1Q16 13.3% Feb’17 12.0% Source: CNBV Banks as of February 2017 – Billions of Pesos Notes: 1) Includes credit cards, payroll, personal and auto loans Demand Deposits (YoY Growth) 3Q16 14.9% Feb’17 16.2% 4Q16 14.3% 2Q16 17.4% 1Q16 14.8%

5

Total Loans

+8%
543,252
571,685
598,829
591,428
584,711
-1%
1Q16
2Q16
3Q16
4Q16
1Q17

Loan Portfolio Breakdown

Consumer 8%
Middle-Market 25%
Credit Cards 9%
Mortgages 22%
Corporates 13%
SMEs 12%
Gov&FinEnt 11%

Evolution of Loan Portfolio

39%
39%
39%
34%
36%
37%
27%
25%
24%
2015
2016
1Q17
Individuals[1]
Middle-Market&SMEs
Corporate&Gov

Earnings Presentation 1Q17
Santander

5 Earnings Presentation 1Q17 Total Loans 584,711 591,428 598,829 571,685 543,252 3Q16 2Q16 1Q16 - 1% +8% 1Q17 4Q16 Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Individual loans include: mortgages, credit cards and consumer Loan Portfolio Breakdown Middle - Market 25% Corporates 13% Gov&FinEnt 11% SMEs 12% Mortgages 22% Credit Cards 9% Consumer 8% 2015 27% 34% 39% 1Q17 24% 37% 39% 2016 25% 36% 39% Individuals 1 Corporate&Gov Middle - Market&SMEs Evolution of Loan Portfolio Santander México Loan Book Up 8%YoY, Sharp Focus on Profitability

6

Individual Loans Impacted by Competition, Particularly in Mortgages

Individual Loans

1Q16 215,432 → +6% → 227,479 1Q17

Mortgages

+4%
122,161
124,641
126,728
128,836
127,565
-1%
1Q16
2Q16
3Q16
4Q16
1Q17

Credit Cards

+6%
48,062
49,307
50,702
51,537
50,845
-1%
1Q16
2Q16
3Q16
4Q16
1Q17

Consumer[1]

+9%
45,209
46,537
47,578
48,528
49,069
+1%
Personal
Payroll
1Q16
2Q16
3Q16
4Q16
1Q17

Earnings Presentation
1Q17
Santander

6 Earnings Presentation 1Q17 227,479 215,432 Consumer 1 Credit Cards Mortgages Individual Loans 50,845 51,537 50,702 49,307 48,062 - 1% +6% 1Q17 4Q16 3Q16 2Q16 1Q16 +4% 127,565 - 1% 1Q17 4Q16 128,836 3Q16 126,728 2Q16 124,641 1Q16 122,161 1Q16 1Q17 +6% 46,537 1Q16 45,209 +9% 49,069 +1% 1Q17 4Q16 48,528 3Q16 47,578 2Q16 Personal Payroll » Continued penetration of Aeromexico co - branded card reaching +500,000 customers, 34% new clients » 3rd largest market player » 2 nd largest market player » Increased market competition with aggressive pricing by competitors » Strong focus on payroll, up 10% YoY » +1.5 million Santander Plus clients , 51% new customers » Attracting new payroll accounts leveraging strong position in middle market Source: Company filings CNBV GAAP, in millions of nominal Mexican pesos Market shares calculated with CNBV Banks as of February 2017 Notes: 1) Includes personal, payroll and auto loans Individual Loans Impacted by Competition, Particularly in Mortgages

7

Commercial Loans

1Q16 327,820 → +9% → 357,232 1Q17

SMEs

+10%
62,248
63,934
66,843
67,640
68,571
+1%
1Q16
2Q16
3Q16
4Q16
1Q17

Middle-Market

+17%
124,346
135,030
138,192
144,290
145,384
+1%
1Q16
2Q16
3Q16
4Q16
1Q17

Corporates

+12%
70,655
73,656
100,216
80,788
79,234
-2%
1Q16
2Q16
3Q16
4Q16
1Q17

Government & Fin Entities

-9%
70,571
78,580
68,570
69,809
64,043
-8%
1Q16
2Q16
3Q16
4Q16
1Q17

Earnings Presentation 1Q17 Santander

7 Earnings Presentation 1Q17 Commercial Loans Up 9% YoY, Due to Middle Market and SMEs SMEs Middle - Market Corporates 144,290 3Q16 138,192 2Q16 135,030 1Q16 124,346 +17% 145,384 +1% 1Q17 4Q16 68,571 67,640 66,843 63,934 62,248 +1% +10% 1Q17 4Q16 3Q16 2Q16 1Q16 79,234 73,656 70,655 80,788 +12% - 2% 1Q17 4Q16 3Q16 100,216 2Q16 1Q16 Commercial Loans 357,232 327,820 1Q16 1Q17 +9% Government & Fin Entities 64,043 69,809 68,570 78,580 70,571 - 9% - 8% 1Q17 4Q16 3Q16 2Q16 1Q16 Source: Company filings CNBV GAAP, in millions of nominal Mexican pesos

8

Total Deposits

+15%
518,832
543,685
542,191
593,485
594,270
0%
Term
Demand
30%
70%
29%
71%
30%
70%
31%
69%
30%
70%
1Q16
2Q16
3Q16
4Q16
1Q17

Demand
+14%
364,480
415,007
Individuals +18%
Other +12%
1Q16
1Q17

Term*
+16%
154,352
179,263
1Q16
1Q17

Earnings Presentation 1Q17
Santander

8 Earnings Presentation 1Q17 Focus on Individuals and SMEs Support YoY Growth in Demand Deposits Total Deposits 364,480 +14% 1Q17 415,007 1Q16 +16% 1Q17 179,263 1Q16 154,352 Demand Term* 594,270 543,685 71% 29% 1Q16 30% 4Q16 593,485 69% 31% 3Q16 542,191 70% 30% 2Q16 0% +15% Demand Term 1Q17 70% 518,832 70% 30% » Total Individuals & SMEs deposits – up 29% and 17%, respectively » Continue to expand Select and Payroll client base » Santander Plus launch in May’16 contributes to boost individual demand deposits through payroll accounts » Higher interest rates favor term deposits growth +18% Individuals Other +12% Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: * Includes money market

9

Progress on Key Strategic Initiatives

Loyal Customers[1]

+21%
1,380
1,442
1,507
1,623
1,670
1Q16
2Q16
3Q16
4Q16
1Q17

Digital Customers

+61%
951
1,064
1,203
1,370
1,530
1Q16
2Q16
3Q16
4Q16
1Q17

Net New Customers[1]

Inflow[1]
Outflow[1]
Net
+1%
2,648
2,683
-28%
2,128
1,541
+120%
520
1,142
2016
2017
2016
2017
2016
2017

GCB Contribution to PBT[2]

84%
16%
76%
24%
75%
25%
2015
2016
1Q17
Other Business Units
Global Corporate Banking

Earnings Presentation
1Q17
Santander

9 Earnings Presentation 1Q17 Progress on Key Strategic Initiatives Thousands of customers 1 From May to March of each year / Thousands of customers Figures may vary from previously reported due to restatements 2 GCB = Global Corporate Banking / PBT = Profit Before Taxes Digital Customers 1,530 1,370 1,203 1,064 951 1Q17 4Q16 2Q16 3Q16 +61% 1Q16 2016 520 +120% 2017 1,142 Loyal Customers 1 1Q16 1,380 +21% 2Q16 1,442 1,623 3Q16 1,507 1Q17 1,670 4Q16 +1% 2017 2,683 2016 2,648 2016 2,128 - 28% 2017 1,541 Inflow 1 Net New Customers 1 Outflow 1 Net GCB Contribution to PBT 2 2016 24% 1Q17 75% 25% 76% 2015 16% 84% Global Corporate Banking Other Business Units

10

Healthy Liquidity Profile, Strong Capital Position, Diversified Funding Sources

Net Loans to Deposits[1]

101.0%
101.6%
106.7%
96.3%
95.0%
1Q16
2Q16
3Q16
4Q16
1Q17

Debt Maturity

2,391
11,124
1,011
2,278
6,349
18,795
24,433
3,000
9,398²
2017
2018
2019
2020
2021
2022
2024
2026
2029+

CET1 and Capitalization

15.4%
15.1%
16.0%
15.7%
16.7%
Tier 2
AT1
12.1
11.7
12.4
10.3
11.5
CET1
1Q16
2Q16
3Q16
4Q16
1Q17**

Earnings Presentation 1Q17
Santander

10 Earnings Presentation 1Q17 Healthy Liquidity Profile, Strong Capital Position, Diversified Funding Sources 1Q17 95.0% 4Q16 96.3% 3Q16 106.7% 2Q16 101.6% 1Q16 101.0% » Diversified funding sources and strong maturity profile » Strong net loan to deposit ratio supports future growth opportunities » LCR* = 184.76%, well above 80% Banxico regulatory requirements Debt Maturity Net Loans to Deposits 1 Source: Company filings CNBV GAAP, in millions of nominal Mexican pesos Notes: 1) Loans net of allowances divided by total deposits (Demand + Term) 2) Including Additional Tier 1 Capital Notes issued in December 2016 * LCR = Liquidity Coverage Ratio 3,000 24,433 18,795 6,349 2,278 1,011 11,124 2,391 2029+ 9,398 2 2026 2024 2022 2021 2020 2019 2018 2017 CET1 and Capitalization 12.1 11.7 12.4 10.3 11.5 AT1 Tier 2 1Q17 ** 16.7% 4Q16 15.7% 3Q16 16.0% 2Q16 15.1% 1Q16 15.4% CET1

11 Earnings Presentation 1Q17 Commercial Strategy and Higher Interest Rates Drive 15% YoY Growth in NII Net Interest Income and NIM 1 13,434 12,950 12,411 11,817 11,700 3Q16 5.01 2Q16 4.86 1Q16 4.86 4Q16 +14.8% +3.7% 1Q17 5.12 5.27 » NII up 3.7% sequentially » NII grew 14.8% YoY, principally due to: ▪ Strong interest income from: Loan portfolio: +23.7% Investment in securities: +21.5% ▪ Positive impact from higher interest rates » NIM improved 41 bps YoY to 5.27% Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Quarterly ratio = Annualized net interest income (1Q17x4) divided by daily average interest earnings assets (1Q17)

12 Earnings Presentation 1Q17 Net Commissions and Fees Up 9% YoY with Strong Contribution from Investment Banking Net Commissions and Fees 3,9263,917 3,739 3,982 3,609 +0.2% +8.8% 1Q17 4Q16 3Q16 2Q16 1Q16 Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: * Includes fees from: collections and payments, account management, cheques, foreign trade and others 28% 26% 21% 10% 8% 7% Cash Management* Insurance Credit Cards Investment Funds Financial advisory services Purchase-sale of securities and money market transactions Var YoY 1Q16 4Q16 1Q17 $$ % Cash Management* 1,037 1,114 1,104 67 6% Insurance 1,037 1,009 1,015 - 22 - 2% Credit Cards 760 747 811 51 7% Investment Funds 354 437 404 50 14% Financial advisory services 198 444 329 131 66% Purchase - sale of securities and money market transactions 223 166 263 40 18% Net commissions and fees 3,609 3,917 3,926 317 9%

13

Gross Operating Income*

+15.0%
16,004
16,401
16,871
17,976
18,400
+2.4%
1Q16
2Q16
3Q16
4Q16
1Q17

6%
21%
73%
Net Interest Income
Net Commissions and Fees
Market related revenue

Notes: *Gross Operating Income does not include Other Income

Earnings Presentation 1Q17
Santander

13 Earnings Presentation 1Q17 Gross Operating Income Up 15% YoY Driven by Strong Performance Across the Board 18,400 17,976 16,871 16,401 16,004 +15.0% +2.4% 1Q17 4Q16 3Q16 2Q16 1Q16 Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: * Gross Operating Income does not include Other Income Gross Operating Income* 73% 21% 6% Net Interest Income Net Commissions and Fees Market related revenue Var YoY 1Q16 4Q16 1Q17 Var $$ Var % Net Interest Income 11,700 12,950 13,434 1,734 15% Net Commissions and Fees 3,609 3,917 3,926 317 9% Market related revenue 695 1,109 1,040 345 50% Gross Operating Income* 16,004 17,976 18,400 2,396 15%

14 Earnings Presentation 1Q17 Cost of Risk 1 Loan Loss Reserves (LLR) 1Q17 +14bps 3.49% 4Q16 3.35% 3Q16 3.41% 2Q16 3.22% 1Q16 3.45% +4 bps 5,134 4,768 4,889 4,511 4,709 +7.7% +9.0% 1Q17 4Q16 3Q16 2Q16 1Q16 Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Quarterly ratio = Annualized loan loss reserves (1Q17x4) divided by average loans (4Q16,1Q17) * Commercial loans include: mid - market, SMEs, corporates, financial institutios and government * Commercial NPLs reflect the exposure to homebuilders Sound Asset Quality with NPLs Down 59 bps YoY NPLs 1Q16 4Q16 1Q17 Var YoY (bps) Var QoQ (bps) Consumer 3.61% 3.98% 3.85% 25 - 13 Credit Card 3.71% 4.22% 4.16% 45 - 6 Mortgages 4.62% 4.19% 3.52% - 109 - 67 Commercial* 2.18% 1.46% 1.57% - 62 10 SMEs 2.53% 2.10% 1.96% - 57 - 14 Total Loans 2.97% 2.48% 2.38% - 59 - 10

15

Costs from Strategic Initiatives Not Fully Reflected Yet

Administrative & Promotional Expenses

+8.6%
6,889
7,015
7,048
7,283
7,481
+2.7%
1Q16
2Q16
3Q16
4Q16
1Q17

Efficiency[1]

-180bps
42.4%
42.8%
41.3%
40.4%
40.6%
+20bps
1Q16
2Q16
3Q16
4Q16
1Q17

Expenses Breakdown & Performance

Earnings Presentation
1Q17
Santander

15 Earnings Presentation 1Q17 Costs from Strategic Initiatives Not Fully Reflected Yet Expenses Breakdown & Performance Administrative & Promotional Expenses Efficiency 1 Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Quarterly ratio = Annualized opex (1Q17x4) divided by annualized income before opex (net of allowances) (1Q17x4) 7,481 7,283 7,048 7,015 6,889 +2.7% 2Q16 3Q16 1Q16 +8.6% 1Q17 4Q16 2Q16 1Q17 40.4% 4Q16 - 180 bps 3Q16 40.6% 41.3% +20bps 42.8% 1Q16 42.4% Var YoY 1Q16 4Q16 1Q17 $$ % Personnel 3,135 3,075 3,321 186 5.9% Admin expenses 2,594 3,014 2,844 250 9.6% IPAB 613 713 733 120 19.6% Dep and amort. 547 481 583 36 6.6% Admin & prom expenses 6,889 7,283 7,481 592 8.6% Admin & prom expenses (ex IPAB) 6,276 6,570 6,748 472 7.5%

16

Strong Net Income Growth of 28%

Net Income

+27.7%
-0.5%
3,539
3,708
3,926
4,542
4,520
1Q16
2Q16
3Q16
4Q16
1Q17

ROAE[1]

+380bps
12.3%
12.8%
13.4%
16.3%
16.1%
1Q16
2Q16
3Q16
4Q16
1Q17

Effective Tax Rate

-160bps
-210bps
23.7%
24.0%
23.2%
24.2%
22.1%
1Q16
2Q16
3Q16
4Q16
1Q17

Profit before Taxes

+25.0%
-3.1%
4,642
4,880
5,111
5,991
5,804
1Q16
2Q16
3Q16
4Q16
1Q17

Earnings Presentation 1Q17
Santander

16 Earnings Presentation 1Q17 Strong Net Income Growth of 28% Effective Tax Rate Net Income 22.1% - 210bps - 160bps 1Q17 2Q16 24.0% 1Q16 23.7% 4Q16 24.2% 3Q16 23.2% Profit before Taxes Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos 1) Quarterly ratio = Annualized net income (1Q17x4) divided by average equity (4Q16,1Q17) 5,804 5,991 5,111 4,880 4,642 +25.0% - 3.1% 1Q17 4Q16 3Q16 2Q16 1Q16 ROAE 1 16.1% +380bps 1Q17 12.3% 4Q16 16.3% 3Q16 13.4% 2Q16 12.8% 1Q16 4,520 4,542 3,926 3,708 3,539 +27.7% 1Q17 - 0.5% 4Q16 3Q16 2Q16 1Q16

17 Earnings Presentation 1Q17 Santander México Reaffirms 2017 Guidance Metrics 2017 Target * Does not include the deposit insurance fee (or IPAB) ▪ Total Loans Δ 7% - 9% ▪ Total Deposits Δ 9% - 11% ▪ Cost of Risk 3.3% - 3.5% ▪ Expenses Δ 10% - 12%* ▪ Tax Rate 24% - 25% ▪ Net Income Δ 8% - 11%

18 Earnings Presentation 1Q17 Questions and Answers

19 Earnings Presentation 1Q17 Annexes

20

Facing Higher levels of Uncertainty and Volatility

GDP (% Growth)

1.8
1.5
2.6
2.3
1.7*
1.6*
1.7
2015
2016
2017E
2018E
2019E

Average exchange rate (MxP/USD)

21.7
21.6
17.4
18.7
20.3*
21.1*
20.9
2015
2016
2017E
2018E
2019E

Inflation (% Annual)

4.8
5.2*
2.1
3.4
4.4
3.8
2015
2016
2017E
2018E
2019E

Central Bank monetary policy (%, end of year)

6.75
7.25
3.25
5.75
7.00*
7.50*
7.00
2015
2016
2017E
2018E
2019E

Source: INEGI, Banxico and Santander
*Revised from previous quarter

Earnings Presentation
1Q17
Santander

20 Earnings Presentation 1Q17 Facing Higher levels of Uncertainty and Volatility GDP (% Growth) Central Bank monetary policy ( %, end of year ) Inflation (% Annual) 1.7 2.3 2.6 2018E 1.6 * 1.7 * 2016 2015 2019E 2017E 7.00 3.25 7.50 * 2018E 2019E 2017E 7.00 * 2016 5.75 2015 3.8 4.4 3.4 2.1 2018E 5.2 * 2016 2015 2019E 2017E Source: INEGI, Banxico and Santander *Revised from previous quarter 1.8 Average exchange rate ( MxP/USD ) 20.9 18.7 17.4 2019E 2017E 2018E 21.1 * 20.3 * 2016 2015 21.6 4.8 6.75 1.5 21.7 7.25

21 Earnings Presentation 1Q17 Consolidated Income Statement 1Q17 4Q16 1Q16 % Change QoQ YoY Interest income 22,722 21,337 17,907 6.5 26.9 Interest expense (9,288) (8,387) (6,207) 10.7 49.6 Financial margin 13,434 12,950 11,700 3.7 14.8 Allowance for loan losses (5,134) (4,768) (4,709) 7.7 9.0 Financial margin after allowance for loan losses 8,300 8,182 6,991 1.4 18.7 Commission and fee income 5,255 5,343 4,613 (1.6) 13.9 Commsision and fee expense (1,329) (1,426) (1,004) (6.8) 32.4 Net commissions and fees 3,926 3,917 3,609 0.2 8.8 Net gain /(loss) on financial assets and liabilities 1,040 1,109 695 (6.2) 49.6 Other operating income / (loss) 19 66 236 (71.2) (91.9) Administrative and promotional expenses (7,481) (7,283) (6,889) 2.7 8.6 Total operating income 5,804 5,991 4,642 (3.1) 25.0 Equity in results of subsidiaries and associated companies 0 0 0 n.a. n.a. Income from continuing operations before income taxes 5,804 5,991 4,642 (3.1) 25.0 Income taxes (1,284) (1,450) (1,102) (11.4) 16.5 Income from continuing operations 4,520 4,541 3,540 (0.5) 27.7 Discontinued operations 0 0 0 n.a. n.a. Consolidated net income 4,520 4,541 3,540 (0.5) 27.7 Non - controlling interest 0 1 (1) (100.0) (100.0) Net income 4,520 4,542 3,539 (0.5) 27.7

22 Earnings Presentation 1Q17 Consolidated Balance Sheet 1Q17 4Q16 1Q16 % Change QoQ YoY Cash and due from banks 94,473 151,249 114,076 (37.5) (17.2) Margin accounts 2,741 3,182 2,104 (13.9) 30.3 Investment in securities 322,368 309,361 334,740 4.2 (3.7) Debtors under sale and repurchase agreements 4,600 4,291 5,349 7.2 (14.0) Securities loans 0 0 0 n.a. n.a. Derivatives 155,764 215,080 144,509 (27.6) 7.8 Valuation adjustment for hedged financial assets (16) (9) 91 77.8 (117.6) Total loan portafolio 584,711 591,428 543,252 (1.1) 7.6 Allowance for loan losses (19,899) (19,912) (18,993) (0.1) 4.8 Loan portafolio (net) 564,812 571,516 524,259 (1.2) 7.7 Accrued income receivable from securitization transactions 118 116 112 1.7 5.4 Other receivables (net) 91,457 86,019 77,433 6.3 18.1 Foreclosed assets (net) 482 475 557 1.5 (13.5) Property, furniture and fixtures (net) 5,590 5,700 5,464 (1.9) 2.3 Long - term investment in shares 126 125 183 0.8 (31.1) Deferred taxes (net) 19,094 20,361 17,912 (6.2) 6.6 Deferred charges, advance payments and intangibles 6,703 6,398 6,020 4.8 11.3 Other assets 216 215 204 0.5 5.9 Total assets 1,268,528 1,374,079 1,233,013 (7.7) 2.9 Deposits 639,885 641,288 563,874 (0.2) 13.5 Bank and other loans 57,192 68,906 62,536 (17.0) (8.5) Creditors under sale and repurchase agreements 141,615 123,385 180,394 14.8 (21.5) Collateral sold or pledged as guarantee 22,770 23,606 32,477 (3.5) (29.9) Derivatives 153,741 221,075 147,916 (30.5) 3.9 Other payables 104,039 148,333 105,441 (29.9) (1.3) Subordinated debentures 33,836 37,525 22,445 (9.8) 50.8 Deferred revenues 741 623 613 18.9 20.9 Total liabilities 1,153,819 1,264,741 1,115,696 (8.8) 3.4 Total stockholders’ equity 114,709 109,338 117,317 4.9 (2.2)

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